Exhibit 99.(d)(2)

ARRANGEMENT AGREEMENT

AMONG

JINCHUAN GROUP LTD.,

JINQING MINING INVESTMENT LIMITED

AND

CONTINENTAL MINERALS CORPORATION

AS OF DECEMBER 17, 2010

AS AMENDED AND RESTATED

AS OF

March 14, 2011

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

-iii-

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated as of December 17, 2010, and amended and restated as of the date hereof, is entered into by and among Jinchuan Group Ltd., a PRC corporation (“Jinchuan”), JinQing Mining Investment Limited, a corporation existing under the laws of the Province of British Columbia and wholly-owned, directly or indirectly, by Jinchuan (“Subco”), and Continental Minerals Corporation, a corporation existing under the laws of the Province of British Columbia (“Continental”). Jinchuan and Subco are collectively referred to herein as the “Jinchuan Parties”.

R E C I T A L S

A.            The board of directors of Continental has determined that the Arrangement to be effected by means of the Plan of Arrangement is advisable and in the best interest of Continental and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Plan of Arrangement and other transactions contemplated hereby to the Continental Securityholders.

B.            The board of directors of Jinchuan has determined that the Arrangement to be effected by means of the Plan of Arrangement is advisable and in the best interest of Jinchuan and has approved the transactions contemplated by this Agreement.

C.            In furtherance of such Arrangement, the board of directors of Continental has agreed to submit the Plan of Arrangement and other transactions contemplated hereby to the Continental Securityholders and the Supreme Court of British Columbia for approval.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

“Acquisition Proposal” means any of the following (other than the transactions contemplated by this Agreement or the Arrangement): (a) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or other business combination directly or indirectly involving Continental or any of its Subsidiaries, (b) any acquisition of all or any part of the assets of Continental and its Subsidiaries (or any lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect) other than in the ordinary course of business, (c) any acquisition of beneficial ownership (as defined under the BCBCA) of 20% or more of the Continental Common Shares in a single transaction or a series of related transactions, (d) any acquisition by Continental or any of its Subsidiaries of any assets or capital stock of another person (other than acquisitions of capital stock or assets of any other person that are not, individually or in the aggregate, material to Continental and its Subsidiaries, taken as a whole), or (e) any bona fide proposal to, or public announcement of an intention to, do any of the foregoing;

“affiliate” has the meaning ascribed thereto in the BCBCA, unless otherwise expressly stated herein;

“Agreement” means this Agreement, as hereby amended and restated, including the Schedules hereto;

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, or self-regulatory organizations, as set out in Schedule A annexed hereto;

“Arrangement” means the arrangement under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.1 hereof or Article 6 of the Plan of Arrangement, or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the resolution, approving the Plan of Arrangement to be considered at the Continental Meeting, substantially in the form and content of Schedule B annexed hereto, to be approved in accordance with Section 2.3(b) hereof;

“BCBCA” means the Business Corporations Act (British Columbia) as now in effect and as it may be amended from time to time prior to the Effective Date;

“BCBCA Registrar” means the Registrar appointed under Section 400 of the BCBCA;

“BCSA” means the Securities Act (British Columbia) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

“BCSC” means the British Columbia Securities Commission;

“Business Day” means any day on which commercial banks are generally open for business in Jinchang, Gansu, PRC and Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in Jinchang, Gansu, PRC or in Vancouver, British Columbia under applicable Laws;

“Circular” means the notice of the Continental Meeting and accompanying management proxy circular, including all schedules and exhibits thereto, to be sent by Continental to the Continental Securityholders in connection with the Continental Meeting;

“Competition Act” means the Competition Act (Canada) as now in effect and as it may be amended from time to time prior to the Effective Date;

“Confidentiality Agreement” means the confidentiality undertaking in favour of Continental dated June 16, 2010 executed by Jinchuan;

“constating documents” means, with respect to any person which is not an individual, the certificate and articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, unanimous shareholder agreement or declaration or other similar governing documents of such person;

“Contaminant” means any pollutants, explosives, dangerous goods and substances, underground or above ground storage tanks, deleterious substances, special waste, liquid waste, industrial waste, hauled liquid waste or waste of any other kind, toxic substances, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other substance the storage, manufacture, disposal, handling, treatment, generation, use, transport or release into the environment of which is prohibited, controlled or regulated under any Environmental Law;

“Continental” has the meaning ascribed thereto in the Preamble;

“Continental Common Shares” means at each relevant time, the issued and outstanding common shares in the capital of Continental including the associated rights under the Rights Plan;

“Continental Disclosure Letter” means that certain letter of disclosure dated as of the date of this Agreement and signed by an authorized officer of Continental and delivered by Continental to Jinchuan on or prior to the date of this Agreement, as it may be updated or amended thereafter with the consent of Jinchuan;

“Continental Documents” has the meaning ascribed thereto in Section 3.8(a);

“Continental Meeting” means the special meeting of Continental Securityholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held in accordance with this Agreement and the Interim Order to consider the Arrangement Resolution;

“Continental Options” means the options to purchase Continental Common Shares granted under the Continental Share Option Plan or otherwise;

“Continental Permits” has the meaning ascribed thereto in Section 3.14(b);

“Continental Preferred Shares” means the issued and outstanding preferred shares in the capital of Continental;

“Continental Securityholders” means the holders of Continental Common Shares, Continental Preferred Shares and Continental Options;

“Continental Share Option Plan” means Continental’s Share Option Plan existing on the date of this Agreement;

“Continental SRA Reports” has the meaning ascribed thereto in Section 3.8(a);

“Court” means the Supreme Court of British Columbia;

“date of this Agreement” means the date it was amended and restated, namely March 14, 2011;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 4.1 of the Plan of Arrangement;

“Dissenting Shares” has the meaning ascribed thereto in the Plan of Arrangement; “Effective Date” has the meaning ascribed thereto in the Plan of Arrangement; “Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environmental Activity” means any activity, event or circumstance in respect of a Contaminant, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release, escape, leaching, dispersal or migration into the natural environment, including the movement through or in the air, soil (land surface or subsurface strata), surface water or groundwater;

“Environmental Law” means any and all Laws in effect in the PRC on the date of this Agreement relating to pollution or the environment or any Environmental Activity;

“Environmental Permits” means, collectively, all permits, licences, certificates, variances, remediation orders and authorizations of or any registration with, any Governmental Entity pursuant to any Environmental Law;

“Exploration Rights” has the meaning ascribed thereto in Section 3.21;

“Exploration Rights Areas” means the surface and subsurface of the physical areas included in the Exploration Rights;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing excluding, for the avoidance of doubt, the TSXV;

“holders” means, when used with reference to the Continental Common Shares, Continental Preferred Shares and Continental Options, as applicable, the holders shown from time to time in the register maintained by or on behalf of Continental in respect of such Continental Securities;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 2.3 providing for, among other things, the calling and holding of the Continental Meeting;

“ITA” means Income Tax Act (Canada);

“Jinchuan” has the meaning ascribed thereto in the Preamble;

“Jinchuan Parties” has the meaning ascribed thereto in the Preamble;

“knowledge” means, with respect to either Jinchuan or Continental, the knowledge of any executive officer of such party after reasonable inquiry; provided that reasonable inquiry shall not require the inquiry of any third party (other than the respective representatives, directors, officers, employees, agents and advisors of such party and its Subsidiaries);

“Laws” means all statutes, regulations, statutory rules, policies, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSXV), and the use of the term "applicable" with respect to any such Law in a context that refers to one or more persons means that such Law applies to such person or persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity, statutory body or regulatory authority having jurisdiction over such person or persons or its or their business, undertaking, property or securities;

“Laze Exploration License” means exploration license No.T54120081202019300 for Laze Copper Mine issued by the Department of Land and Resources of Tibet Autonomous Region on November 12, 2009.

“Lien” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right of third parties or other charge or encumbrance, including the lien or retained title of a conditional vendor, and any easement, servitude, right of way or other encumbrance on title to real or immovable property or personal or movable property;

“Mailing Date” means the date by which the Circular, as it may be amended or supplemented in accordance with applicable Laws, must be mailed in order to hold the Continental Meeting on or before April 15, 2011 or such later date as the parties may in writing agree, in accordance with the constating documents of Continental and applicable Laws or by order of the Court;

“Material Adverse Effect” means, in respect of Continental, any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to (i) the business, financial condition, assets, liabilities, operations or prospects of Continental and its Subsidiaries, taken as a whole, or (ii) the continued ownership, exploration and development of Continental’s Exploration Rights, other than any effect that is temporary in nature or any effect:

(a)	relating to the general economic, political, financial, currency exchange or securities markets conditions in PRC or Canada;

(b)	affecting the global mining industry in general or relating to the change in the market price of any mineral commodity;

(c)

relating to the announcement or the entering into or consummation of this Agreement, the Arrangement or other transactions contemplated by this Agreement or any breach of this Agreement or the Confidentiality Agreement by a Jinchuan Party;

(d)	relating to a decrease in the market price or trading volume of the Continental Common Shares;

(e)	relating to any action taken by a Jinchuan Party or Continental that is required, contemplated or expressly permitted by this Agreement;

(f)	relating to any action, event or circumstance disclosed in the Continental Disclosure Letter and any action taken by Continental at Jinchuan’s request;

“Meeting Date” means the date on which the Continental Meeting is held;

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions;

“Misrepresentation” has the meaning given to such term in the BCSA;

“person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule C annexed hereto and any amendments or variations thereto made in accordance with Section 7.1 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Post-Merger Agreement” means the post-merger agreement between Continental and Wang Zhi dated May 29, 2006, as amended on April 8, 2010;

“PRC” means the People’s Republic of China, excluding for purposes of this Agreement, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

“PRC Approvals” means the certificates, approvals and registrations in the PRC listed in Part II of Schedule A associated with Jinchuan’s undertaking of the transactions contemplated by this Agreement;

“Release” means discharge, spray, inject, inoculate, abandon, deposit, spill, leak, seep, migrate, pour, emit, empty, throw, dump, place or exhaust, and when used as a noun has a similar meaning;

“Representatives” has the meaning ascribed thereto in Section 5.3;

“Rights Plan” means the shareholder rights plan of Continental established pursuant to the shareholder rights plan agreement dated as of May 1, 2009 between Continental and Computershare Trust Company of Canada, as rights agent;

“Specified Jinchuan Event” means a misrepresentation by the Jinchuan Parties under this Agreement or a breach by the Jinchuan Parties of any of their respective obligations hereunder if, by reason thereof, Continental would be entitled to rely on the failure of a condition set forth in Section 6.3(a) or 6.3(b) as a reason not to complete the Arrangement;

“Subco” has the meaning ascribed thereto in the Preamble;

“Subsidiary” means with respect to a specified person, (a) any corporation, partnership, joint venture, association, limited liability company, unlimited liability company or other person or organization, incorporated or unincorporated, which is a subsidiary as defined in the BCBCA of such specified person, (b) any partnership of which such specified person or another of its Subsidiaries is a general partner or owns beneficially more than 50% of the ownership interests, or (c) any person who is a Subsidiary (as defined in clause (a) or (b) hereof) of any Subsidiary (as described in clause (a) or (b) hereof) of such specified person;

“Superior Proposal” means any bona fide written proposal, other than the Arrangement, by a third party, directly or indirectly, to acquire all or substantially all of the assets of Continental (on a consolidated basis) or all of the Continental Common Shares, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, recapitalization, sale of assets or otherwise, that did not result from a breach of Section 5.5 hereof by Continental or its Subsidiaries or Representatives, is not made in contravention of any confidentiality or standstill agreement between Continental or its affiliates and such third party, and that the board of directors of Continental determines in its good faith (after consultation with its financial advisors and outside legal counsel) (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, (b) is fully financed to the extent it is a cash offer in whole or in part, (c) is not subject to a due diligence or access condition, and (d) would, if consummated in accordance with its terms, result in a transaction more favourable to the Continental Securityholders from a financial point of view than the terms of the Arrangement and provides for consideration per Continental Common Share that has a value that, in the opinion of the board of directors of Continental, is greater than the consideration per Continental Common Share provided under the terms of the Arrangement (including any adjustment to such terms proposed by Jinchuan as contemplated by Section 5.6(b) and the amount of any cash distributions proposed to be paid to the holders of Continental Common Shares hereunder);

“Tax” and “Taxes” means, with respect to any person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, pension plan premiums for government administered pension plans; excise, severance, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, royalties, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Returns” means all returns, reports, declarations, designations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed with any Governmental Entity in respect of Taxes;

“Termination Date” means April 30, 2011 or such later date as the parties may in writing agree;

“Termination Fee” means a fee equal to $13,400,000;

“TSXV” means the TSX Venture Exchange

“Xiongcun Exploration License” means exploration license No. T01520090202024788 for Xiongcun Copper Mine issued by the Ministry of Land and Resources on November 21, 2010; and

“2007 Agreements” means the Negotiated Framework Agreement dated February 12, 2007 among Continental, Tibet Tian Yuan Minerals Exploration Ltd. and Jinchuan and the agreements related thereto, whether or not completed as of the date hereof.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement," "hereof," "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof.

1.3	Rules of Construction

Unless otherwise specifically indicated or the context otherwise requires, (a) all references to "dollars" or "$" mean Canadian dollars, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders, and (c) "include," "includes" and "including" shall be deemed to be followed by the words "without limitation."

1.4	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5	Schedules

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule A — Appropriate Regulatory Approvals
Schedule B — Form of Arrangement Resolution
Schedule C — Form of Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1	Implementation Steps by Continental

Continental covenants in favour of the Jinchuan Parties that Continental shall:

(a)

as soon as reasonably practicable, apply in a manner acceptable to the Jinchuan Parties, acting reasonably, under Section 291 of the BCBCA with the required notice to the BCBCA Registrar, for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

(b)

subject to compliance by the Jinchuan Parties with Sections 2.6(b) and 5.2(b)(ix), lawfully convene and hold the Continental Meeting for the purpose of considering the Arrangement Resolution (and for no other purpose except to the extent agreed by the Jinchuan Parties, acting reasonably) as soon as reasonably practicable and, in any event, on or before April 15, 2011, or such later date as the parties may in writing agree and subject to adjournments or postponements which may be required pursuant to Section 5.6(a);

(c)

subject to obtaining such approvals as are required by the Interim Order, as soon as practicable, but in any event within five Business Days after the Continental Meeting, proceed with and diligently pursue the application to the Court for the Final Order approving the Arrangement;

(d)

subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, as soon as reasonably practicable, take all steps and actions, including without limitation making all necessary filings with Governmental Entities (including any required filings with the BCBCA Registrar) to give effect to the Arrangement prior to the Termination Date;

(e)	instruct counsel acting for it to bring the applications referred to in Sections 2.1(a) and (c) in co-operation with counsel to the Jinchuan Parties;

(f)

permit the Jinchuan Parties and their counsel to review and comment upon drafts of all material to be filed by Continental with the Court in connection with the Arrangement, including the Circular and any supplement or amendment to the Circular contemplated by Section 2.6(c), and provide counsel to the Jinchuan Parties on a timely basis with copies of any notice of appearance and evidence served on Continental or its counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice (written or oral) received by Continental indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order; and

(g)

not file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served except as contemplated hereby or with the prior written consent of the Jinchuan Parties or their counsel, such consent not to be unreasonably withheld or delayed.

2.2	Implementation Steps by Jinchuan Parties

Each of Jinchuan and Subco covenants in favour of Continental that Jinchuan and Subco will cooperate with, assist and consent to Continental seeking the Interim Order and the Final Order.

2.3	Interim Order

The notice of motion for the application referred to in Section 2.1(a) shall request that the Interim Order provide, among other things:

(a)	for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Continental Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution shall, subject to the approval by the Court of the Interim Order, be (i) at least 66 2/3% of the votes cast on the Arrangement Resolution by holders of Continental Common Shares and Continental Options present in person or by proxy at the Continental Meeting voting together as a class (such that each such Continental Securityholder is entitled to one vote for each Continental Common Share and one vote for each Continental Option held), (ii) at least 66 2/3% of the votes cast on the Arrangement Resolution by holders of Continental Preferred Shares present in person or by proxy at the Continental Meeting (such that each such Continental Securityholder is entitled to one vote for each Continental Preferred Share held) and (iii) at least a simple majority of the votes cast on the Arrangement Resolution by holders of Continental Common Shares who are not Jinchuan Parties, present in person or by proxy at the Continental Meeting in accordance with MI 61-101;

(c)

that, in all other respects, the terms, restrictions and conditions of the constating documents of Continental, including quorum requirements and all other matters, shall apply in respect of the Continental Meeting;

(d)	for the grant of the Dissent Rights in favour of holders of Continental Common Shares only; and

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.4	Plan of Arrangement

The parties to this Agreement will implement the Plan of Arrangement in accordance with the provisions of this Agreement including Schedule C of this Agreement. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the BCBCA. The closing of the transactions contemplated hereby will take place at the offices of Blake, Cassels & Graydon LLP, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on the Effective Date.

2.5	Continental Circular

Subject to compliance by the Jinchuan Parties with Sections 2.6(b), as promptly as reasonably practicable following the date hereof, Continental shall prepare the Circular together with any other documents required by the BCSA, the BCBCA or other applicable Laws in connection with the approval of the Arrangement Resolution by the Continental Securityholders at the Continental Meeting, and Continental shall give Jinchuan a reasonable opportunity to review and comment on all such documentation and all such documentation shall be reasonably satisfactory to Jinchuan or its counsel before it is filed or distributed to Continental Securityholders. Continental shall incorporate therein all reasonable comments made by the Jinchuan Parties and their counsel provided that Jinchuan will provide Continental with its comments and any proposed additions and deletions within five Business Days after receipt of a draft Circular from Continental. If Jinchuan shall have advised Continental in writing of matters required pursuant to Section 2.6(c) prior to the Continental Meeting, Continental shall disclose such matters in the Circular (including by amendment or supplement to the Circular if the Circular shall have been previously filed or distributed) and such disclosure shall be reasonably satisfactory to Jinchuan or its counsel before it is filed or distributed to Continental Securityholders.

As promptly as practicable after obtaining the Interim Order and in any event prior to the Mailing Date, Continental shall cause the Circular and other documentation required in connection with the Continental Meeting to be sent to each Continental Securityholder and filed as required by the Interim Order and applicable Laws.

2.6	Preparation of Filings

(a)

Jinchuan and Continental shall cooperate in the taking of all such action as may be required under the BCBCA and other applicable Laws (including Rule 13e-3 promulgated under Securities Exchange Act of 1934, as amended) in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b)

Each of Jinchuan and Continental shall promptly furnish to the other all information concerning it and its affiliates and securityholders as may be required for the effectuation of the actions described in Sections 2.5 and the foregoing provisions of this Section 2.6, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders, and optionholders, as applicable) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any Misrepresentation.

(c)

Each of Jinchuan and Continental shall promptly notify the other if at any time before or after the Effective Time if it becomes aware that the Circular or any application for an order hereunder contains any Misrepresentation or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, Jinchuan and Continental shall cooperate in the preparation of any required supplement or amendment to the Circular or such other document, as the case may be, and, if required by applicable Laws or the Court, shall cause the same to be distributed to the Continental Securityholders or filed with the applicable securities regulatory authorities.

(d)

Continental shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any Misrepresentation (other than with respect to any information relating to and provided by the Jinchuan Parties). Without limiting the generality of the foregoing, Continental shall ensure that the Circular complies with National Instrument 51-102 Continuous Disclosure Requirements of the Canadian Securities Administrators and Form 51-102F5 thereunder, as well as MI 61-101, and provides Continental Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Continental Meeting.

(e)

Continental shall (with the Jinchuan Parties and the Jinchuan Parties' counsel) diligently do all such acts and things as may be necessary to comply, in all material  respects, with National Instrument 54-101 Communications With Beneficial  Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators in relation to the Continental Meeting and, without limiting the generality  of the foregoing, shall, in consultation with the Jinchuan Parties, use all reasonable  efforts to benefit from the accelerated timing contemplated by such policy and shall, if it has not already done so, as soon as reasonably practicable following the date of this Agreement set the date for the Continental Meeting and make all necessary filings in connection therewith.

2.7	Court Proceedings

Continental shall provide the Jinchuan Parties and their legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by the Jinchuan Parties for inclusion in such material, prior to the service and filing of that material. Continental shall ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Continental will not object to legal counsel to the Jinchuan Parties making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Continental is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. Continental shall also provide legal counsel to the Jinchuan Parties on a timely basis with copies of any notice of appearance and evidence served on Continental or its legal counsel in respect of the application for the Final Order or any appeal therefrom. Subject to applicable Laws, Continental shall not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the prior written consent of the Jinchuan Parties or their counsel, such consent not to be unreasonably withheld or delayed; provided, however, that the foregoing shall be subject to each party’s overriding obligation to make any disclosure or filing required under applicable Laws and that nothing herein shall require the Jinchuan Parties to agree to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases the Jinchuan Parties’ obligations set forth in any such filed or served materials or under this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF CONTINENTAL

As an inducement to the Jinchuan Parties to enter into this Agreement, Continental hereby represents and warrants to the Jinchuan Parties that as of the date hereof, in each case except as set forth in the Continental Disclosure Letter (each of which exceptions shall specifically identify the relevant section hereof to which it principally relates but shall be deemed an exception to all other applicable representations and warranties in this Article 3 notwithstanding a failure to specifically identify it):

3.1	Organization and Standing

(a)

Each of Continental and its Subsidiaries has been duly organized or formed and is validly existing and, to the extent such concept is legally recognized, in good standing under the Laws of its jurisdiction of incorporation, organization or formation, as the case may be, with full corporate or legal power and authority to own, lease and operate its properties and assets and to conduct its businesses as currently owned and conducted. Each of Continental and its Subsidiaries is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties and assets requires it to so qualify.

(b)

Section 3.1(b) of the Continental Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each of Continental’s Subsidiaries, together with (i) the nature of the legal organization of such Subsidiary, (ii) the jurisdiction of organization or formation of such Subsidiary, (iii) the name of each person related (and for such purposes a person shall be considered “related” to another person if either person directly or indirectly owns or controls 10% or more of the equity interest in the other person) to Continental that owns beneficially or of record any equity or similar interest in such Subsidiary, and (iv) the percentage interest owned by Continental or any of its Subsidiaries in such Subsidiary.

(c)

Continental has made available to Jinchuan complete and correct copies of its articles and by-laws as well as the constating or constitutional documents of each of its Subsidiaries, in each case as in effect on the date of this Agreement.

(d)

Except for its interest in its Subsidiaries listed on Section 3.1(b) of the Continental Disclosure Letter, Continental does not, as of the date of this Agreement, own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

3.2	Capitalization

(a)

The authorized capital of Continental consists of an unlimited number of common shares without par value and an unlimited number of non-voting, redeemable preferred shares without par value and, as of the date of this Agreement, 154,579,127 Continental Common Shares and 12,483,916 Continental Preferred Shares are issued and outstanding. As of the date of this Agreement, there are outstanding Continental Options permitting the holders thereof to purchase 11,084,000 Continental Common Shares in the aggregate. Details as to the outstanding Continental Options including the holder, the date of grant, exercise price and term are set out in Section 3.2(a) of the Continental Disclosure Letter. As of the date hereof, there are 3,525,312 Continental Common Shares, in the aggregate, reserved for issuance under the Continental Share Option Plan.

(b)

All of the Continental Common Shares and Continental Preferred Shares have been duly authorized and are validly issued and fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights or any other agreement or understanding binding upon Continental and were issued in compliance with the BCBCA, all applicable securities Laws and the constating documents of Continental. All of the outstanding shares and other ownership interests of the Subsidiaries of Continental, which are held, directly or indirectly, by Continental have been duly authorized and are validly issued, fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights and all such shares and other ownership interests are owned directly or indirectly by Continental, free and clear of all Liens, except for restrictions on transfers contained in the constating documents of such entities.

(c)

Except as described in Section 3.2(a) above, as of the date of this Agreement, there  are no outstanding options, warrants, subscriptions, puts, calls or other rights,  agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Continental or any of its Subsidiaries to offer, issue, sell, redeem, repurchase, otherwise acquire or transfer, pledge or encumber any capital stock of Continental or any of its Subsidiaries, nor are there outstanding any securities or obligations of any kind of Continental or any of its Subsidiaries which are convertible into or exercisable or exchangeable for any capital stock of Continental, any of its Subsidiaries or any other person and neither Continental nor any of its Subsidiaries has any obligation of any kind to issue any additional securities or to pay for or repurchase any securities. There are not outstanding as of the date of this Agreement any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Continental or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding bonds, debentures or other evidences of indebtedness of Continental or any of its Subsidiaries having the right to vote (or that are exchangeable or convertible for or exercisable into securities having the right to vote) with the holders of the Continental Common Shares on any matter. As of the date of this Agreement, there are no stockholder agreements, proxies, voting trusts, rights to require registration under securities Laws or other arrangements or commitments to which Continental or any of its Subsidiaries is a party or bound with respect to the voting, disposition or registration of any outstanding securities of Continental or any of its Subsidiaries.

(d)

Since June 30, 2010, there have been no Continental capital stock, voting securities or securities convertible or exchangeable therefor issued or purchased for cancellation, except for Continental Common Shares issued on exercise of Continental Options.

3.3	Authority and No Conflicts

(a)

Continental has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the transactions contemplated hereunder and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby, subject to the approval of the Continental Securityholders and the Court as provided in this Agreement. The execution and delivery of this Agreement and the other documents related to the transactions contemplated hereunder by Continental and the consummation by Continental of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Continental are necessary to authorize this Agreement and the other documents related to the transactions contemplated hereunder or to consummate the transactions contemplated hereby or thereby other than the approval of the Continental Securityholders in accordance with the BCBCA, the rules of the TSXV and MI 61-101 and the approval of the Court and the filing of such corporate documents under the BCBCA as are provided for in this Agreement.

(b)

Each of this Agreement and the other documents related to the transactions contemplated hereunder has been or will be duly and validly executed and delivered by Continental and constitutes or, when executed, will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and by general principles of equity.

(c)

The board of directors of Continental at a meeting duly called and held has determined by the unanimous approval of all directors present except such directors who are designates of Jinchuan (i) that this Agreement and the transactions contemplated hereby are fair to the Continental Securityholders and are in the best interests of Continental, and (ii) to recommend that the Continental Securityholders vote in favour of the Arrangement Resolution.

(d)

Neither the execution and delivery of this Agreement and all other documents related to the transactions contemplated hereunder by Continental nor the performance by Continental of its obligations hereunder and thereunder and the completion of the transactions contemplated hereby, will:

(i)	conflict with, or violate any provision of, the constating documents of Continental or any of its Subsidiaries;

(ii)

subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 3.4 being made or obtained, violate or breach any Laws applicable to Continental, any of its Subsidiaries;

(iii)

subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 3.4 being made or obtained, violate or conflict with or result in the breach of, or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify or call any obligations or rights under any credit agreement, note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, franchise, permit, concession, easement or other instrument to which Continental or any of its Subsidiaries is a party or by which Continental or any of its Subsidiaries or its or their property is bound or subject; or

(iv)

result in the imposition of any encumbrance, charge or Lien upon or require the sale or give any person the right to acquire any of Continental’s assets or the assets of any of its Subsidiaries, or restrict, hinder, impair or limit the ability of Continental or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by Continental to Jinchuan.

3.4	Consents; Approvals

No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any third party or Governmental Entity is required to be obtained or made by Continental or any of its Subsidiaries in connection with the execution, performance and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by Continental, the performance of its obligations hereunder or the consummation by Continental of the transactions contemplated hereby other than (a) any approvals required by the Interim Order, (b) the Final Order, (c) the approval of the Arrangement Resolution by the Continental Securityholders in accordance with this Agreement, the Interim Order and MI 61-101, (d) any filings under the BCBCA and applicable securities Laws, (e) any Appropriate Regulatory Approvals required to be obtained by Continental as specified in Schedule A, in order for it to consummate the transactions contemplated hereby and (f) the consents and approvals of third parties specified in Section 3.4 of the Continental Disclosure Letter under any credit agreement, note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, franchise, permit, concession, easement or other instrument to which Continental or any of its Subsidiaries is a party or by which Continental or any of its Subsidiaries their property is bound or subject.

3.5	No Defaults

None of Continental or any of its Subsidiaries or, to the knowledge of Continental, any other party thereto is in default under or violation of, and there has been no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default or violation of, or permit the termination of, any term, condition or provision of, (a) their respective constating documents, (b) any credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, franchise, permit, concession, easement or other instrument to which Continental or any of its Subsidiaries is a party or by which Continental, any of its Subsidiaries or any of its or their property is bound or subject.

3.6	Absence of Certain Changes or Events

Except as disclosed in the Continental SRA Reports filed prior to the date of this Agreement, since January 1, 2010, Continental and its Subsidiaries have conducted their respective businesses only in the ordinary course in a manner consistent with past practice and there has been no Material Adverse Effect or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect or which materially and adversely affects the ability of Continental to consummate the transactions contemplated hereby or to restrict, hinder, impair or limit the ability of Continental or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by Continental to Jinchuan.

3.7	Employment Matters

(a)

Schedule 3.7 of the Continental Disclosure Letter lists all the employees of Continental and its Subsidiaries and the base monthly salary, position and location of employment of each such employee as of the date hereof. No such employee is on long-term disability leave, extended absence or receiving benefits. None of Continental nor any of its Subsidiaries is a party to or bound by any contract or requirements of applicable Law in respect of any employee or former employee, including any contract for the employment or statutorily required re-employment of any employee and termination or severance agreements with employees, which is material, individually or in the aggregate, to Continental and its Subsidiaries, taken as a whole. Section 3.7 of the Continental Disclosure Letter lists all non- employee independent contractors who are receiving remuneration for work or services provided to Continental and its Subsidiaries as of the date of this Agreement, except: persons disclosed elsewhere in this Agreement; members of the board of directors of Continental or any of its Subsidiaries; persons listed in note 8 of the unaudited interim consolidated financial statements of Continental as at and for the period ended June 30, 2010 as filed on SEDAR; and persons receiving less than $50,000 in remuneration on an annual basis. Continental has no employees which report to work in Canada.

(b)

Neither Continental nor any of its Subsidiaries is (i) a party to any written policy, agreement, obligation, understanding or undertaking providing for severance or termination payments to, or any employment agreement with, any former or current director, officer or employee or (ii) any oral policy, agreement, obligation, understanding or undertaking providing an entitlement to any former director, officer or employee to severance or termination payments, except such payments as may be required under common law.

(c)	Neither Continental nor any of its Subsidiaries is a party to any consulting contract, written or oral, providing for compensation of any individual in excess of $50,000 per calendar year.

(d)

Neither Continental nor any of its Subsidiaries has agreed to recognize any union or  other collective bargaining representative, nor has any union or other collective bargaining  representative been certified as the exclusive bargaining representative of  any of Continental’s or any of its Subsidiaries' employees. No labour union or representative of the employees of Continental or any of its Subsidiaries claims to be seeking to represent employees of Continental or any of its Subsidiaries. To the knowledge of Continental, no union organizational campaign or representation petitions are currently pending with respect to any of the employees of Continental or any of its Subsidiaries. Neither Continental nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or any other comparable agreement applicable to any employees of Continental or its Subsidiaries and no such collective bargaining agreement or other contract is being negotiated.

(e)

All employees and former employees of Continental and its Subsidiaries have been, or will have been on or before the Effective Date, paid or amounts in respect thereof shall have been accrued for wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation for all services performed by them or that was accrued by them up to the Effective Date, in accordance with the obligations of Continental and its Subsidiaries under any employment or labour practices and policies or individual agreement to which Continental or any of its Subsidiaries is a party, or by which Continental or any of its Subsidiaries may be bound, except for, in the case of severance and termination pay, statutory and common law requirements for payment in lieu of reasonable notice of termination.

(f)

There are no current, pending or, to the knowledge of Continental, threatened proceedings before any board, tribunal, arbitrator or Governmental Entities or claims with respect to employment and labour Laws, including, but not limited to, employment and labour standards, unfair labour practices, employment discrimination, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations. Continental and its Subsidiaries are not subject to any settlement agreement, conciliation agreement, letter of commitment, deficiency letter or consent decree with any present or former employee or applicant for employment, labour union or other employee representative, or any Governmental Entity or arbitrator relating to claims of unfair labour practices, employment discrimination, or other claims with respect to employment and labour practices and policies and no Governmental Entity or arbitrator has issued a judgment, order, decree, injunction, decision, award or finding with respect to the employment and labour practices or policies of Continental or its Subsidiaries. There are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due and owing pursuant to any workplace safety and insurance legislation by Continental or any of its Subsidiaries and they have not been reassessed in any material respect under such legislation during the past three years and, to the knowledge of Continental, no audit is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims or, to the knowledge of Continental, potential claims which may materially and adversely affect Continental or its insurability.

3.8	Reports; Financial Statements

(a)

Continental and its Subsidiaries have timely filed all forms, reports, schedules, statements and other documents required to be filed with (i) Canadian securities regulatory authorities (collectively, the “Continental SRA Reports”), (ii) any other applicable federal, state, provincial or territorial securities authority, and (iii) any other Governmental Entity, except with respect to clause (iii) of this Section 3.8(a) where the failure to file any such forms, reports, schedules, statements or other documents would not have a Material Adverse Effect (all such forms, reports, schedules, statements and other documents are collectively referred to as the “Continental Documents”). The Continental Documents at the time filed (x) did not contain any Misrepresentation and (y) complied in all material respects with the requirements of applicable Laws. Continental has not filed any confidential material change report with any Canadian securities authority or regulator or any stock exchange that at the date of this Agreement remains confidential.

(b)

The consolidated financial statements (including, in each case, any related notes thereto) contained in any Continental SRA Reports (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (subject, in the case of unaudited interim financial statements, to the absence of a complete set of notes), (ii) complied in all material respects with the requirements of applicable securities Laws, (iii) are in accordance with the books and records of Continental, (iv) contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of Continental for the periods covered thereby, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Continental, and (vi) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Continental and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of unaudited financial statements, to normal, recurring audit adjustments none of which will be material, individually or in the aggregate.

(c)

There has been no change by Continental or its Subsidiaries in their accounting policies, methods, practices or principles that are material to Continental’s consolidated financial statements, except as described in the notes thereto with respect to periods ending prior to the date of this Agreement.

3.9	Contracts

Section 3.9 of the Continental Disclosure Letter lists, as of the date of this Agreement, all written or oral contracts, agreements, guarantees, leases and executory commitments (other than the Continental Share Option Plan) to which Continental or any of its Subsidiaries is a party and which fall within any of the following categories: (a) contracts not entered into in the ordinary course of Continental’s and its Subsidiaries' business other than those that are not material to the business of Continental and its Subsidiaries, taken as a whole; (b) contracts containing covenants purporting to limit the freedom of Continental or any of its Subsidiaries to compete in any line of business in any geographic area; (c) contracts which after the Effective Time would have the effect of limiting the freedom of Jinchuan or its affiliates (other than Continental and its Subsidiaries) to compete in any line of business in any geographic area or to hire any individual or group of individuals; (d) purchase contracts which restrict or limit the purchasing relationships of Continental or its Subsidiaries in any material manner; (e) contracts relating to any outstanding commitment for capital expenditures in excess of $100,000 other than capital expenditures included in the 2010 capital expenditures budget that was previously approved by the board of directors of Continental and which was previously made available to Jinchuan; (f) indentures, mortgages, Liens, promissory notes, loan agreements, guarantees or other arrangements relating to the borrowing of money by Continental or its Subsidiaries; (g) contracts providing for "earn-outs", "savings guarantees", "performance guarantees", or other contingent payments by Continental or any of its Subsidiaries; (h) confidentiality or standstill agreements with any person (the effectiveness of which extends beyond the date that is six months following the date of this Agreement) that restrict Continental or any of its Subsidiaries in the use of any information or the taking of any actions by Continental or its Subsidiaries entered into in connection with the consideration by Continental or any of its Subsidiaries of any acquisition of equity interests or assets; (i) contracts containing provisions triggered by a change of control of Continental or other similar provisions; (j) contracts in favour of directors or officers that provide rights to indemnification; and (k) contracts that are material to Continental and its Subsidiaries, taken as a whole, or any other contract that provides for the expenditure or receipt by Continental on any of its Subsidiaries over the term of such contract of more than $100,000, other than those that are covered by (a) through (j) of this Section 3.9. All such contracts and all other contracts that are individually material to the business or operations of Continental and its Subsidiaries are valid and binding obligations of Continental or such Subsidiaries that are parties thereto and, to the knowledge of Continental, the valid and binding obligation of each other party thereto.

3.10	Litigation

There are no claims, actions, proceedings or investigations pending against Continental or any of its Subsidiaries or, to the knowledge of Continental, threatened against Continental or any of its Subsidiaries before any court or other Governmental Entity (and Continental and its Subsidiaries have no knowledge of any facts that are likely to give rise to any such claim, action, proceeding or investigation). Neither Continental nor any of its Subsidiaries, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree.

3.11	Environmental

(a)	Continental and each of its Subsidiaries is in compliance with applicable Environmental Law in all material respects.

(b)

In connection with Environmental Activities, there is no notice of infraction, action, suit or proceeding against or in any other manner relating adversely to, or to the knowledge of Continental, pending or threatened against Continental or any of its Subsidiaries in respect of the Exploration Rights Areas operated by Continental’s Subsidiaries in any court or before any arbitrator of any kind or before or by any Governmental Entity.

(c)

All Environmental Permits which are necessary under any applicable Environmental Law for the operation by Continental’s Subsidiaries of the Exploration Rights Areas operated by them (as such Exploration Rights Areas are operated by Continental’s Subsidiaries as at the date of this Agreement) have been duly obtained and are in full force and effect, are not subject to further Environmental Permits or appeal or, to the knowledge of Continental, pending, threatened legal or administrative proceedings, and there are, to the knowledge of Continental, no proposals to amend, revoke or replace such Environmental Permits.

(d)

None of Continental or its Subsidiaries has or is, and, to the knowledge of Continental, no past or present lessee, owner, occupant, or licensee or other Person other than Continental or a Subsidiary of Continental has or is, engaged in any Environmental Activity at, upon, under, over, within or with respect to the Exploration Rights Areas operated by Continental’s Subsidiaries in violation of any applicable Environmental Law which could lead to the imposition of liability on, or a remediation order against, Continental or a Subsidiary of Continental.

(e)	No activities or operations of Continental or its Subsidiaries are or have been subject to any judicial, administrative or other proceedings alleging a violation of any applicable Environmental Law.

(f)

No activities or operations of Continental or its Subsidiaries in respect of the Exploration Rights Areas operated by Continental’s Subsidiaries are the subject of investigation or written notice from any Governmental Entity requiring material remedial action to respond to a Release of any Contaminant.

(g)

Neither Continental nor any of its Subsidiaries has been or is involved in any operations or Environmental Activity in violation of any applicable Environmental Law which activities would lead to the imposition of liability on, or a remediation order against, Continental or any of its Subsidiaries.

(h)

Neither Continental nor any of its Subsidiaries has filed any written notice or report of a Release of a Contaminant with any Governmental Entity in respect of the Exploration Rights Areas operated by Continental or any part thereof.

(i)

No order, instruction or direction of any Governmental Entity has been issued which required Continental or any of its Subsidiaries to carry out any material environmental remediation of the Exploration Rights Areas operated by Continental under any applicable Environmental Law.

3.12	Tax Matters

(a)

Continental and each of its Subsidiaries have timely filed, or caused to be filed, all Tax Returns required to be filed by them with the appropriate Governmental Entity (all of which Tax Returns were correct and complete in all material respects), have timely paid, or caused to be paid to the appropriate Governmental Entity, Taxes shown to be due and payable thereon, and have satisfied in full in all respects all withholding, instalment, deposit and remittance requirements imposed on or with respect to Taxes of Continental and each of its Subsidiaries.

(b)

Continental’s most recently published financial statements contain an adequate provision in accordance with Canadian generally accepted accounting principles for all Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. Continental and its Subsidiaries have made adequate provision in accordance with Canadian generally accepted accounting principles in their books and records for any amount of Taxes (on a consolidated basis) accruing in respect of any accounting period of Continental or any of its Subsidiaries ending subsequent to the period covered by the most recent published consolidated financial statements of Continental.

(c)

Neither Continental nor any of its Subsidiaries has received any written notification that any issue involving an amount of Taxes of Continental or any of its Subsidiaries has been raised by (and is currently pending with) a Governmental Entity, in connection with any Tax Return filed or required to be filed, and no waivers of statutes of limitations or objections to any assessments or reassessments involving an amount of Taxes of Continental or any of its Subsidiaries have been given, filed or requested with respect to Continental or any of its Subsidiaries.

(d)

Continental and each of its Subsidiaries have received assessments from the appropriate Governmental Entity for all Taxes shown on the Tax Returns in respect of all periods ending on or prior to December 31, 2009. Neither Continental nor any of its Subsidiaries has received any notice from any Governmental Entity to the effect that any Tax Return is being examined, and Continental has no knowledge of any Tax audit or issue for any period ending on or prior to December 31, 2009. There are no proposals to assess or reassess additional Taxes, nor are there any assessments or reassessments of additional Taxes, of Continental or any of its Subsidiaries for any period ending on or prior to December 31, 2009.

(e)

There are no Tax Liens on any assets of Continental or any of its Subsidiaries except for Taxes not yet due and payable. Neither Continental nor any of its Subsidiaries has received a refund of any Taxes to which it was not entitled.

(f)

Continental has made reasonable efforts to ensure that transactions between (i) Continental or any Subsidiary of Continental that is resident in Canada (for purposes of the ITA) and (ii) any non-resident of Canada (for purposes of the ITA) with whom Continental or such Subsidiary, as the case may be, was not dealing at arm’s-length (within the meaning of the ITA) were priced in accordance with the provisions of sections 69 and 247 of the ITA, and Continental or such Subsidiary, as the case may be, has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the ITA.

(g)

No claim has ever been made or threatened by any Governmental Authority in a jurisdiction where Continental or any of its Subsidiaries did not file Tax Returns that it is or may be subject to taxation by the jurisdiction.

(h)

There are no agreements, undertakings or other arrangements with any Governmental Authority providing for any interest in Continental’s or any of its Subsidiaries’ Exploration Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(i)

Immediately prior to the Effective Time, Great China Mining Inc. will own shares of Highland Mining Inc. having a fair market value not exceeding 10% of the total fair market value of the issued shares of Highland Mining Inc. as a result of dilution under the provisions of the Shareholders Agreement dated December 23, 2004 relating to Highland Mining Inc. and all required actions will have been taken under such agreement to effect such dilution in accordance with the terms of a capitalization agreement reviewed by counsel for Jinchuan Parties immediately prior to the execution hereof.

(j)

Neither Continental nor any of its Subsidiaries has elected to be classified for U.S. tax purposes as other than its default entity classification under U.S. tax principles. Neither Continental nor any of its Subsidiaries, other than Great China Mining Inc., has or has ever had, operations, assets, offices, employees, agents, or, otherwise, is or has ever been engaged in trade or business activities in the United States. Neither Continental nor any of its Subsidiaries, other than Great China Mining Inc., earns or has ever earned any material income from sources within the United States.

(k)

Continental has sufficient Canadian tax pools and other usable tax shelter available to offset any liability for Taxes as a consequence of the transaction set out in paragraph 3.1(c) of the Plan of Arrangement.

(l)

Continental jointly filed an election under Section 85 of the ITA with Gibraltar Mines Ltd. reflecting an agreed amount of $65,000,000 in respect of the transfer, in 2001, of assets to Gibraltar Mines Ltd. in return for cash and preferred shares of Gibraltar Mines Ltd.

3.13	Pension and Employee Benefits

Other than the Continental Share Option Plan, there are no employee benefit, health, welfare, supplemental unemployment benefit, bonus, incentive, pension, profit sharing, deferred compensation, stock compensation, stock option, stock purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices, whether written or oral, which are sponsored, maintained or contributed to by Continental or any of its Subsidiaries.

3.14	Compliance with Laws; Permits

(a)

Continental and its Subsidiaries are in compliance, and have complied, with all applicable Laws other than non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Continental or any of its Subsidiaries is pending or, to the knowledge of Continental, is threatened, nor has any Governmental Entity indicated in writing an intention to conduct the same.

(b)

Continental and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate their properties and to lawfully carry on their respective businesses as they are now being conducted (collectively, the “Continental Permits”), and there is no action, proceeding or investigation pending or, to the knowledge of Continental, threatened regarding any of the Continental Permits. None of Continental or any of its Subsidiaries is in conflict with, or in default or violation of any of the Continental Permits, except for any such conflicts, defaults or violations which would not, individually or in the aggregate, have a Material Adverse Effect. The Continental Permits will not be cancelled or terminated or otherwise adversely affected as a result of the completion of the transactions contemplated by this Agreement.

(c)

None of Continental, any of its Subsidiaries or, to the knowledge of Continental, any directors, officers or employees of Continental or any of its Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to any government officials or employees or to political parties or campaigns or violated any provision of the United States Foreign Corrupt Practices Act of 1977, as amended.

3.15	Restrictions on Business Activities

There is no agreement, judgment, injunction, order or decree binding upon Continental or any of its Subsidiaries that has or could be reasonably expected to have the effect of prohibiting, restricting or materially impairing any business practice of Continental or any of its Subsidiaries, any acquisition of property by Continental or any of its Subsidiaries or the conduct of business by Continental or any of its Subsidiaries as currently conducted.

3.16	Related Party Transactions

Except as disclosed in Section 3.16 of the Continental Disclosure Letter, there are no contracts or other transactions currently in place between, on the one hand, Continental or any of its Subsidiaries and, on the other hand: (a) any officer or director of Continental or any of its material Subsidiaries; (b) any holder of record or beneficial owner of 10% or more of the Continental Common Shares; and (c) any affiliate or associate of any such officer, director, holder of record or beneficial owner, on the other hand.

3.17	No Intellectual Property; No Infringement

Continental does not have any material intellectual property. Continental does not infringe in any material way on the intellectual property rights of any third party.

3.18	Insurance

Section 3.18 of the Continental Disclosure Letter summarizes the current insurance policies in place for Continental and its Subsidiaries and for Continental (only) the date of origination of such policies. Such insurance policies are in all material respects in full force and effect in accordance with their terms, no notice of cancellation or termination has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder. Continental has not received notice of any fact, condition or circumstance which might reasonably form the basis of any claim against Continental or any of its Subsidiaries which is not fully covered by insurance (subject to standard deductibles) maintained by it and which would reasonably be expected to have a Material Adverse Effect.

3.19	Mineral Reserves and Resources

The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Continental SRA Reports have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws, including the provisions of National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Continental taken as a whole, from the amounts disclosed in the Continental SRA Reports. All material drill results have been disclosed in the Continental SRA Reports filed (and available on SEDAR) on or before the date hereof.

3.20	Property

(a)

Other than the Exploration Rights and cash, Continental and its Subsidiaries have no material properties or assets. Continental and each of its Subsidiaries, as the case may be, has legal and beneficial title to all of its properties and assets sufficient to carry on their respective business as currently conducted (it being understood that the leasehold interests described in the Continental Disclosure Letter constitute the only interest of Continental or its Subsidiaries in real property aside from any interest under the Exploration Rights) including all the properties and assets reflected in the balance sheets forming part of the financial statements contained in the Continental SRA Reports, except as indicated in the notes thereto, together with all additions thereto and less all dispositions thereof in the ordinary course of its business, in each case free and clear of all Liens.

(b)

Continental and each of its Subsidiaries have not to date required the use or benefit of any easements, rights of way, permits, servitudes, licenses, leasehold estates and similar rights relating to real property.

3.21	Exploration Rights

(a)	Continental’s mineral interests and rights are comprised solely of exploration rights granted by the Xiongcun Exploration License and the Laze Exploration License (collectively, the “Exploration Rights”), and do not include mining rights.

(b)

Continental’s subsidiary Tibet Tian Yuan Minerals Exploration Ltd. is the lawful grantee of the Exploration Rights. Continental has not received any notice that its customary access and use of the surface of the license area infringes on any third party rights or that access and use is in any danger of being cut-off or materially restricted. Continental has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Continental in any of the Exploration Rights.

(c)

Continental has not granted any options, back-in rights, earn-in rights, rights of first refusal or similar provisions or rights or other interests in the Exploration Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest to any third party nor does Continental have any reason to believe any third party holds any such rights.

(d)

Continental has not been made aware that there are any restrictions on the ability of Continental to use, transfer or exploit any of the Exploration Rights, except pursuant to applicable Laws or pursuant to the terms and conditions of their grant.

(e)	Continental owns no other material property and no real property.

3.22	Brokerage and Finders' Fees

Neither Continental nor any of its Subsidiaries, nor any shareholder, director, officer or employee thereof, has incurred or will incur on behalf of Continental, any brokerage, finders' or similar fee in connection with the transactions contemplated hereby other than to BMO Nesbitt Burns Inc. Copies of all written agreements relating to Continental’s obligations to BMO Nesbitt Burns Inc. have previously been provided to Jinchuan.

3.23	Books and Records

Since January 1, 2006, the books, records and accounts of Continental and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices and on a basis consistent with prior years and as required under applicable Laws, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Continental and its Subsidiaries, and (iii) accurately and fairly reflect the basis for Continental’s financial statements contained in the Continental SRA Reports.

3.24	Management Controls

(a)

Continental has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by Continental under the BCSA is recorded, processed, summarized and reported within the time periods specified in the BCSA. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Continental under the BCSA is accumulated and communicated to the management of Continental, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Such disclosure controls and procedures are effective in alerting the chief executive officer and chief financial officer of Continental in a timely manner to material information required to be disclosed by Continental under the BCSA.

(b)

There is currently no effect, event, occurrence or state of facts that would, or would reasonably be expected to, prevent the chief executive officer and/or the chief financial officer from properly providing the certifications required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings with respect to Continental’s filings for its fiscal year ended December 31, 2010 if the Arrangement does not complete.

(c)

Neither Continental nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangements relating to any transaction or relationship between or among Continental and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off balance sheet arrangements”, where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Continental or any of its Subsidiaries in Continental’s published financial statements.

(d)

Continental has devised and maintains internal control over financial reporting adequate to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Continental and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of Continental and its Subsidiaries are being made only in accordance with authorizations of management and directors of Continental and its Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Continental or its Subsidiaries that could have a material effect on Continental’s financial statements.

(e)

To the knowledge of Continental, prior to the date of this Agreement, (i) there are no significant deficiencies in the design or operation of, or material weakness in, the internal controls over financial reporting of Continental that are reasonably likely to adversely affect the ability of Continental to record, process, summarize and report financial information following completion of the Arrangement, and (ii) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Continental.

(f)

Since January 1, 2007, neither Continental nor any of its Subsidiaries nor, to the knowledge of Continental, any director, officer, employee, auditor, accountant or representative of Continental or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Continental or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Continental or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the board of directors of Continental.

3.25	Competition Act Matters

Neither Continental nor its affiliates (determined in the manner prescribed under the Competition Act) are an “operating business” within the meaning of the Competition Act, and furthermore Continental and its affiliates do not have assets in Canada with an aggregate value that exceeds, nor do they have aggregate gross revenues from sales in or from Canada generated from assets in Canada that exceed, $70,000,000 for the purposes of, and determined in accordance with, subsection 110(3) of the Competition Act.

3.26	Investment Canada Matters

Neither Continental, nor any Subsidiary or affiliate controlled by Continental, is a “Canadian Business” as defined under the Investment Canada Act.

3.27	Rights Plan

The Rights Plan is in full force and effect, unamended at the date hereof. As at the date of this Agreement, no “Flip-in Event” (as defined in the Rights Plan) has occurred and the board of directors of Continental has not waived the application of the Rights Plan to or in respect of any transaction or potential transaction other than the transactions contemplated herein. None of the execution or the delivery of this Agreement or the taking of any action contemplated by this Agreement including the entering into by Jinchuan of the support agreements relating to the Arrangement results, or will result, in Jinchuan becoming an Acquiring Person (as defined in the Rights Plan) and the transactions contemplated herein constitute an Exempt Acquisition as defined in the Rights Plan.

3.28	Stock Exchange Compliance

The Continental Common Shares and the Continental Preferred Shares are only listed on the TSXV and Continental is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSXV. The Continental Common Shares are also traded on the OTC Bulletin Board in the United States.

3.29	Canadian Reporting Issuer Status

As at the date hereof, Continental is a reporting issuer not in default under the securities Laws of each of the Provinces of British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia. No delisting, suspension of trading in or cease trading order with respect to the Continental Common Shares is pending or, to the knowledge of Continental, threatened.

3.30	United States Securities Laws

(a)	Continental is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(b)	Continental is a “foreign private issuer” (as such term is defined in Rule 3b-1 under the U.S. Securities Exchange Act of 1934, as amended).

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE JINCHUAN PARTIES

The Jinchuan Parties represent and warrant, jointly and severally, to Continental as follows:

4.1	Organization and Standing

Each of Jinchuan and Subco has been duly organized or formed and is validly existing and, to the extent such concept is legally recognized, in good standing under the Laws of its jurisdiction of incorporation, organization or formation, as the case may be, with full corporate or legal power and authority to own, lease and operate its properties and assets and to conduct its businesses as currently owned and conducted.

4.2	Authority and No Conflicts

(a)

Each of the Jinchuan Parties has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the transactions contemplated hereunder and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the other documents related to the transactions contemplated hereunder by the Jinchuan Parties and the consummation by the Jinchuan Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Jinchuan Parties are necessary to authorize this Agreement and the other documents related to the transactions contemplated hereunder or to consummate the transactions contemplated hereby or thereby.

(b)

Each of this Agreement and the other documents related to the transactions contemplated hereunder has been and will be duly executed and delivered by the Jinchuan Parties and constitutes and, when executed, will constitute a legal, valid and binding obligation of each of the Jinchuan Parties, enforceable against each of them in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and by general principles of equity.

4.3	Consents; Approvals

No consent, approval, order or authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required in connection with the execution, performance and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by the Jinchuan Parties, the performance by the Jinchuan Parties of their obligations hereunder or the consummation by the Jinchuan Parties of the transactions contemplated hereby other than (a) any approvals required by the Interim Order, (b) the Final Order, and (c) the PRC Approvals required to be obtained by Jinchuan in order for it to consummate the transactions contemplated hereby

4.4	PRC Approvals

Jinchuan has undertaken preliminary consultations with the relevant departments responsible for issuing the PRC Approvals in regard to the transactions contemplated by this Agreement and has not received any communication from them that they will not issue the necessary PRC approvals.

4.5	Financing for Arrangement

Jinchuan Parties have sufficient financial capability to complete the Arrangement and have made, or are making, adequate arrangements to ensure that the required funds are available to effect payment in full for the price payable for the Continental Common Shares and Continental Options acquired pursuant to the Arrangement.

ARTICLE 5
COVENANTS AND AGREEMENTS

5.1	Covenants of Continental

(a)

Continental agrees, from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article 7, that except (x) with the consent of Jinchuan to any deviation therefrom, any such consent to be in the sole discretion of Jinchuan, or (y) as expressly contemplated by this Agreement or the Plan of Arrangement:

(i)

Continental shall use commercially reasonable efforts to cause holders of Continental Options to exercise the Continental Options held by them prior to the Effective Time, and to the extent such Continental Options are exercised, Continental shall co-operate with the Jinchuan Parties to establish a means by which Subco may withhold and remit from the purchase price payable under the Arrangement to such holders for the Continental Common Shares so acquired all Taxes required under applicable Laws in connection with such exercise of Continental Options.

(ii)

Continental will, at Jinchuan’s request, provide reasonable support to Jinchuan at Jinchuan’s expense in connection with settling the Post-Merger Agreement, provided that the terms of such settlement in no event affect the consideration payable by the Jinchuan Parties to complete the Arrangement.

(iii)

Each of Continental and its Subsidiaries shall (A) carry on its businesses in the usual and ordinary course consistent with past practices, (B) use commercially reasonable efforts to preserve intact its present business organizations and material rights and franchises, to keep available the services of its current officers and employees who are permanent residents of the PRC, and to preserve its relationships with customers, suppliers and others having business dealings with it, and (C) use commercially reasonable efforts to maintain and keep its material properties and assets in as good repair and condition as at the date of this Agreement, subject to ordinary wear and tear, all to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.

(iv)

Continental shall not, nor shall it permit any of its Subsidiaries to: (A) declare, set aside or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, in cash, stock property or otherwise provided, however, that the board of directors of Continental may declare a dividend not exceeding $0.10 per Continental Common Share, such dividend to be paid by Continental in accordance with Section 3.1(c) of the Plan of Arrangement, provided that after accounting for the dividend Continental would be in compliance with Section 6.2(h) of this Agreement and applicable Law,and a Subsidiary of Continental may pay a dividend, distribution or return of capital to Continental or a wholly-owned Subsidiary of Continental; (B)split, combine, subdivide or reclassify any of its or such Subsidiary’s capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its or such Subsidiary’s capital stock; (C) issue, sell, pledge, reserve, set aside, dispose of, grant or encumber, repurchase, redeem or otherwise acquire any shares of its or such Subsidiary’s capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its or such Subsidiary’s capital stock (including any phantom interest or other right linked to the price of the Continental Common Shares), or authorize any of the foregoing, except the issue of Continental Common Shares pursuant to, and in accordance with the terms of, Continental Options granted prior to the date of this Agreement; or (D) enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares.

(v)

Continental shall not, nor shall Continental permit any of its Subsidiaries to authorize, make or commit to make any capital expenditures (including capital lease obligations) in excess of $100,000 individually or in the aggregate (provided that Continental shall promptly provide to Jinchuan notice and details with respect to any individual capital expenditure in excess of $50,000) other than capital expenditures (A) to repair or replace facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), (B) included in the 2010 capital expenditures budget that was previously approved by the board of directors of Continental and which was previously provided to Jinchuan, or (C) that are required under applicable Law.

(vi)

Continental shall not, nor shall it permit any of its Subsidiaries to, reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other person, nor acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or person or otherwise acquire or agree to acquire any assets of any other person (other than purchases of assets from suppliers or vendors in the ordinary course of business consistent with past practice).

(vii)

Continental shall not, nor shall it permit any of its Subsidiaries to, sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets (other than relating to transactions between two or more wholly-owned Subsidiaries of Continental or between Continental and one or more wholly-owned Subsidiaries of Continental).

(viii)

Continental shall not, nor shall it permit any of its Subsidiaries to (A) incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into a “keepwell” or similar arrangement with respect to, any indebtedness, other than (1) indebtedness between two or more wholly-owned Subsidiaries of Continental or between Continental and one or more wholly-owned Subsidiaries, (2) additional indebtedness incurred in the ordinary course of business consistent with past practice in an amount not to exceed $100,000 in the aggregate and (3) additional borrowings under credit lines existing as of the date of this Agreement incurred in the ordinary course of business consistent with past practice or to pay legal, accounting, financial advisory and other expenses in connection with the transactions contemplated by this Agreement, (B) enter into any material operating lease or create any Liens on the property of Continental or any of its Subsidiaries in connection with any indebtedness, or (C) refinance any debt;

(ix)

Except as required by applicable Law or any agreement to which Continental or any of its Subsidiaries is a party on the date of this Agreement, Continental shall not, nor shall it permit any of its Subsidiaries to:

(A)

increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under the Continental Share Option Plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of Continental or any of its Subsidiaries;

(B)

increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of Continental or any of its Subsidiaries, except for normal increases for persons who are not directors or officers made in the ordinary course of business consistent as to timing and otherwise with past practice over the last two completed fiscal years of Continental and included in the 2010 budget approved by the board of directors of Continental and made available to Jinchuan prior to the date hereof; or

(C)

adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of Continental or any of its Subsidiaries or amend any employee benefit plan, policy, severance or termination agreement, but notwithstanding anything to the contrary herein, the board of directors of Continental may accelerate the vesting of any unvested Continental Options providing it does not otherwise amend, vary or modify the Continental Share Option Plan.

(x)	Continental shall not, nor shall it permit any of its Subsidiaries to, amend or propose to amend its constating documents.

(xi)

Continental shall not, nor shall it permit any of its Subsidiaries to, pay, discharge, satisfy, compromise or settle any claims, obligations or liabilities prior to the same being due which, individually or in the aggregate, are in excess of $100,000.

(xii)

Except in the ordinary course of business or as required by applicable Laws, Continental shall not, nor shall it permit any of its Subsidiaries to, (A) enter into, terminate or waive any provision of, exercise any option or relinquish any contractual rights under, or modify in any material respect any contract, agreement, guarantee, lease commitment or arrangement of the nature required to be disclosed by Section 3.9 or any contract which involves payments or receipts by Continental or any of its Subsidiaries of more than $100,000 over the term of such contract or agreement, (B) waive, transfer, grant or release any claims or potential claims of in excess of $100,000 or (C) waive any benefits of, or agree to modify in any respect, or terminate, release or fail to enforce, or consent to any material matter with respect to which consent is required, under, any confidentiality, standstill or similar agreement to which Continental or any of its Subsidiaries is a party or which Continental or any of its Subsidiaries is a beneficiary.

(xiii)

Continental shall not, nor shall it permit any of its Subsidiaries to, make any changes to its existing accounting practices, methods and principles except as required by applicable Law or by Canadian generally accepted accounting principles as advised by its regular independent accountants.

(xiv)

Except as described in Section 3.12 of the Continental Disclosure Letter, Continental shall not, nor shall it permit any of its Subsidiaries to, (A) make, change or rescind any material tax election, (B) take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax (except as otherwise required by Law), (C) settle any material Tax claim or assessment, (D) surrender any right or claim to a Tax refund, or (E) amend any of its transfer pricing policies.

(xv)

Continental shall not, nor shall it permit any Subsidiary to, (A) enter into any confidentiality or standstill agreement, except as permitted by Section 5.5(a) or (B) amend or release any third party from its obligations or grant any consent under any confidentiality or standstill provision or fail to fully enforce any such provision.

(xvi)

Continental shall not, nor shall it permit any of its Subsidiaries to, take or fail to take any action which would cause any of Continental’s representations or warranties hereunder to be untrue in any material respect or would be reasonably expected to prevent or materially impede, interfere with or delay completion of the Arrangement.

(xvii)

Continental shall not, nor shall it permit any of its Subsidiaries to, license or commit to license or otherwise acquire or transfer any Intellectual Property Rights from or to any person, other than in the ordinary course of business or to Continental or a wholly owned Subsidiary of Continental.

(xviii)

Continental shall not, nor shall it permit any of it Subsidiaries to, amend, modify or terminate any insurance policy in effect on the date of this Agreement, except for scheduled renewals of any insurance policy in effect on the hereof in the ordinary course of business consistent with past practice.

(xix)	Continental shall not, nor shall it permit any of its Subsidiaries to, (i) cancel any material indebtedness, or (ii) waive, transfer, grant or release any claims or potential claims of material value.

(xx)	Continental shall not, nor shall it permit any of its Subsidiaries to, announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

(b)	Continental shall promptly advise Jinchuan in writing:

(i)

of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of Continental contained in this Agreement to be materially untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii)	of any Material Adverse Effect or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect; and

(iii)	of any material breach by Continental of any covenant, obligation or agreement contained in this Agreement.

(c)

Continental shall use its commercially reasonable efforts to perform all obligations required to be performed by Continental under this Agreement, cooperate with Jinchuan in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Continental shall:

(i)

subject to Sections 5.5 and 5.6 solicit from the Continental Securityholders proxies in favour of approval of the Arrangement Resolution (in a commercially reasonable manner) and use commercially reasonable efforts to obtain the approval by Continental Securityholders of the Arrangement Resolution and will, at Jinchuan’s request and expense, retain the services of a proxy solicitation firm chosen by Continental to solicit proxies in favour of the Arrangement Resolution and shall fully cooperate with Jinchuan in connection therewith including providing to Jinchuan such information as Jinchuan may request and doing such other things as Jinchuan may reasonably request in connection therewith;

(ii)

subject to the last sentence of Section 5.6(a) and compliance by Jinchuan with Section 5.2(b)(ix), not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Continental Meeting without Jinchuan’s prior written consent (not to be unreasonably withheld or delayed) except as required by applicable Law or, in the case of adjournment, as may be required by Continental Securityholders as expressed by majority resolution;

(iii)

to the extent that satisfaction of such condition precedents are within its control, use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 6 hereof;

(iv)

apply for and use commercially reasonable efforts to obtain as promptly as practicable all Appropriate Regulatory Approvals (other than the Interim Order and the Final Order) required to be obtained by Continental or any of its Subsidiaries in order for Continental to consummate the transactions contemplated hereby and, in doing so, to keep Jinchuan reasonably informed as to the status of the proceedings and any material discussions or correspondence related to obtaining such Appropriate Regulatory Approvals, including, but not limited to, providing Jinchuan the opportunity to be present for all communications with any Governmental Entity and providing Jinchuan with copies of all related applications and notifications, in draft and final form, in order for Jinchuan to provide its reasonable comments and all such applications and notifications shall be subject to the prior approval of Jinchuan, acting reasonably;

(v)

apply for and use commercially reasonable efforts to obtain the Interim Order and the Final Order, which Final Order shall be applied for on the basis that it shall be effective only upon Continental notifying the Court that the Appropriate Regulatory Approvals have been obtained;

(vi)

carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Continental or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(vii)

diligently defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(viii)

use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(ix)

effect all necessary registrations, filings and submissions of information required by Governmental Entities from Continental or any of its Subsidiaries in connection with the transactions contemplated hereby;

(x)

use commercially reasonable efforts to provide Jinchuan at least 36 hours prior to making publicly available its financial results for any period after the date of this Agreement and prior to filing any Continental SRA Reports a substantially final draft of the financial statement reflecting such results; and

(xi)

use commercially reasonable efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by Continental or any of its Subsidiaries to consummate the transactions contemplated hereby the failure of which to obtain would materially and adversely affect the ability of Continental to consummate the transactions contemplated hereby.

(d)

The board of directors of Continental shall recommend to the Continental Securityholders the approval of the Arrangement Resolution and such recommendation shall be included in the Circular in such locations and with such prominence as Jinchuan may reasonably require.

5.2	Covenants of Jinchuan

(a)	Jinchuan shall promptly advise Continental in writing:

(i)

of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of the Jinchuan Parties contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date); and

(ii)	of any material breach by any of the Jinchuan Parties of any of their covenants, obligations or agreements contained in this Agreement.

(b)

Jinchuan shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause Subco to, perform all obligations required to be performed by it or Subco under this Agreement, cooperate with Continental in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:

(i)

to the extent that satisfaction of such condition precedents are within its control, use reasonable best efforts to satisfy or cause to be satisfied as soon as reasonably practicable all conditions precedent that are set forth in Article 6 hereof;

(ii)

apply for and use reasonable best efforts to obtain as promptly as practicable all PRC Approvals required to be obtained by Jinchuan or Subco as specified in Schedule A in order for the Jinchuan Parties to consummate the transactions contemplated hereby, and, in doing so, to keep Continental reasonably informed as to the status of the proceedings and any material discussions or correspondence related to obtaining such Appropriate Regulatory Approvals, including, but not limited to, providing Continental the opportunity to be present for all communications with any Governmental Entity and providing Continental with copies of all related applications and notifications, in draft form and final, in order for Continental to provide its reasonable comments;

(iii)

carry out the terms of the Interim Order and Final Order applicable to it and use reasonable best efforts to comply promptly with all requirements which applicable Laws may impose on the Jinchuan Parties with respect to the transactions contemplated hereby and by the Arrangement;

(iv)

diligently defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(v)

use reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Jinchuan Parties which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(vi)

on request of Continental, provide reasonable and appropriate assistance in connection with any application by Continental for Exploration Right renewals which have been or are to be filed with any Governmental Entity;

(vii)

to the extent permitted by applicable Law, vote its Continental Common Shares in favour of the Arrangement and not sell transfer or otherwise dispose of any of its Continental Common Shares prior to the Continental Meeting;

(viii)

effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Jinchuan Parties or their Subsidiaries in connection with the transactions contemplated hereby; and

(ix)

subject to the receipt of Appropriate Regulatory Approvals, deposit or cause to be deposited the full transaction consideration payable to holders of Continental Common Shares and holders of unexercised Continental Options under the Arrangement in its bank account in Canada or with the depositary in respect of the Arrangement or Jinchuan’s legal counsel in Canada not less than 24 hours prior to the Continental Meeting.

5.3	Access to Information

(a)

Subject to Section 5.3(b) and applicable Laws, Continental shall (and shall cause each of its Subsidiaries and their respective representatives, officers, directors, employees and agents to) afford the officers, employees, and other authorized representatives and advisors (including financial advisors, legal counsel and accountants) (collectively the “Representatives”) of Jinchuan access, during normal business hours from the date of this Agreement and until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article 7, to its respective properties, books, contracts and records, as well as to its management personnel; provided that such access shall be provided on a basis that minimizes the disruption to the operations of Continental. During such period, Continental shall (and shall cause each of its Subsidiaries to) furnish promptly to Jinchuan all information concerning its respective business, properties and personnel as Jinchuan may reasonably request. Subject to Section 5.3(b) and applicable Laws, Jinchuan shall afford the Representatives of Continental access during normal business hours from the date of this Agreement and until the earlier of the Effective Date or the termination of this Agreement, to such of Jinchuan’s management personnel as Continental may request, acting reasonably. To the extent that any Continental information or documentation is competitively sensitive in relation to Jinchuan, such information will be disclosed only to external advisors of Jinchuan, except as may be agreed by Continental and, provided that, to the extent any such information includes legal memoranda or other communications from counsel related to the enforceability or remedies against Jinchuan in connection with the 2007 Agreements, that information shall be excluded from disclosure requirements herein.

(b)

The Jinchuan Parties and Continental acknowledge that certain information received pursuant to Section 5.3(a) will be non-public or proprietary in nature and, as such, will be deemed to be “Confidential Information” for purposes of the Confidentiality Agreement. The Jinchuan Parties and Continental further acknowledge their obligation to maintain the confidentiality of such Confidential Information in accordance with the Confidentiality Agreement shall continue notwithstanding this Agreement. If any material is withheld by Continental or any of its Subsidiaries because of the confidential nature of such material, or otherwise, Continental or such Subsidiary shall inform Jinchuan as to the general nature of what is being withheld.

5.4	Indemnification

Jinchuan agrees that all rights to indemnification existing as of the date of this Agreement for acts or omissions occurring on or prior to the Effective Time in favour of the directors or officers of Continental, as provided in its constating documents or in written contracts in effect prior to the Effective Time between the directors, officers and other eligible parties of Continental and Continental (the form of which indemnification contract has been provided to Jinchuan and a list of indemnitees has been included in the Continental Disclosure Letter), shall survive the Arrangement and shall continue in full force and effect until the earlier of the expiration of the applicable statute of limitations with respect to any claims against directors or officers of Continental arising out of such acts or omissions and the sixth anniversary of the Effective Date, and Jinchuan hereby assumes, effective upon consummation of the Arrangement, all such liability with respect to any matters arising prior to the Effective Time. From the Effective Time until the sixth anniversary of the Effective Date, Jinchuan shall maintain in effect for the benefit of those persons who are directors or officers of Continental immediately prior to the Effective Time, with respect to their acts and omissions occurring prior to the Effective Time, the existing policy of directors and officers liability insurance maintained by Continental as of the date of this Agreement (the “Existing Policy”), provided however that: (i) Jinchuan may substitute for the Existing Policy a policy or policies of comparable coverage; and (ii) Jinchuan shall not be required to pay annual premiums for the Existing Policy (or any substitute policies) in excess of 150% of the current premium under the Existing Policy. On or before the Effective Time, Jinchuan will deliver to each of the directors and officers of Continental the written agreement of Jinchuan that Jinchuan will maintain insurance as contemplated under this Section 5.4. If Jinchuan causes the wind-up or other dissolution of Continental (including its export from Canada) subsequent to the Effective Time, then Jinchuan shall itself assume and honour the obligations of each indemnity agreement to which Continental was a party at the Effective Time.

5.5	Covenants Regarding Non-Solicitation

(a)

Continental shall, and shall direct and cause its Representatives and its Subsidiaries and their Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Continental and, in connection therewith, Continental shall request (and exercise all rights it has to require) the return of information regarding Continental and its Subsidiaries previously provided to such parties under confidentiality agreements and shall request, to the extent it is entitled to do so under such confidentiality agreements (and exercise all rights it has to require), the destruction of all materials including or incorporating any confidential information regarding Continental and its Subsidiaries.

(b)

Subject to Section 5.6, Continental agrees that it shall not, and shall not authorize or permit any of its Subsidiaries or any of its or its Subsidiaries' Representatives, directly or indirectly, to (i) solicit, initiate, encourage or facilitate, including by way of furnishing information or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) withdraw, modify, qualify or change in a manner adverse to Jinchuan Parties, or publicly propose to withdraw, modify, qualify or change in a manner adverse to the Jinchuan Parties, the approval, recommendation or declaration of advisability of the board of directors of Continental of the transactions contemplated hereby (it being understood that failing to affirm the approval or recommendation of the board of directors of Continental of the transactions contemplated hereby after an Acquisition Proposal has been publicly announced shall be considered an adverse modification), (iv) approve or recommend any Acquisition Proposal or (v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring Continental to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person in the event that Continental or any of its Subsidiaries completes the transactions contemplated hereby or any other transaction with Jinchuan or any of its affiliates agreed to prior to any termination of this Agreement. Notwithstanding the preceding sentence and any other provisions of this Agreement, the board of directors of Continental may, prior to the approval of the Arrangement by the Continental Securityholders, consider, participate in any discussions or negotiations with, or provide information in accordance with the last sentence of this paragraph to, any person who has delivered a bona fide written Acquisition Proposal which was not solicited after the date of this Agreement and did not prior to the delivery of such Acquisition Proposal otherwise result from a breach of this Section 5.5 and that the board of directors of Continental determines in good faith, after consultation with its financial advisors and outside legal counsel, would be reasonably likely to result in a Superior Proposal; provided, however, that prior to taking any such action, (x) the board of directors of Continental must receive advice of outside counsel that it is necessary for the board of directors of Continental to take such action in order to discharge properly its fiduciary duties, and (y) Continental must obtain a confidentiality agreement from the person making such Acquisition Proposal that is substantively the same as the Confidentiality Agreement, and on terms no more favourable to such person than the Confidentiality Agreement; provided further that Continental shall not commence or participate in discussions or negotiations with, or provide information to any person who has delivered an unsolicited bona fide written Acquisition Proposal until 48 hours after Continental shall have advised Jinchuan of its determination that such Acquisition Proposal would be reasonably likely to result in a Superior Proposal and of its intention to take such actions. Continental shall not consider, negotiate, accept, approve or recommend an Acquisition Proposal or provide information to any person proposing an Acquisition Proposal, in each case after the date of the approval of the Arrangement by the Continental Securityholders. If Continental receives a request for material non-public information from a person who has made an unsolicited bona fide written Acquisition Proposal and Continental is permitted, as contemplated under the second sentence of this Section 5.5(b), to consider, participate in any discussions with respect to or negotiate the terms of such Acquisition Proposal, then, and only in such case, the board of directors of Continental may, subject to the execution by such person of the confidentiality agreement as described in (y) above, provide such person with access to information regarding Continental; provided that Continental sends a copy of any such confidentiality agreement to Jinchuan promptly upon its execution and Jinchuan is provided with a list of, and copies of, the information provided to such person and (except to the extent such information has previously been provided to Jinchuan) is immediately provided with access to similar information to which such person was provided.

(c)

From and after the date of this Agreement, Continental shall promptly (and in any event within 24 hours) notify Jinchuan, at first orally and then in writing, of any inquiries, proposals or offers relating to or constituting an Acquisition Proposal, or any request for non-public information relating to Continental or any of its Subsidiaries. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as Jinchuan may reasonably request. Continental shall keep Jinchuan fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(d)

Continental shall ensure that its officers, directors and employees and its Subsidiaries and their officers, directors and employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 5.5, and it shall be responsible for any breach of this Section 5.5 by such officers, directors, employees, financial advisors or other advisors or representatives.

(e)

Nothing contained in this Section 5.5 shall prohibit Continental from: (i) making any disclosure of an Acquisition Proposal to the Continental Securityholders prior to the Effective Time if, in the good faith judgment of the board of directors of Continental after receiving the advice of outside counsel, not taking such action would reasonably be likely to be inconsistent with its fiduciary duties under Applicable Law or is otherwise required under applicable Law; (ii) taking any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; (iii) responding to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made and then only in compliance with Section 5.5(b); and (iv) complying with those provisions under applicable Laws relating to the provision of directors' circulars and making appropriate disclosure with respect thereto to the Continental Securityholders.

5.6	Right to Accept a Superior Proposal

(a)

If Continental has complied with Section 5.5 with respect thereto, Continental may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal prior to the approval of the Arrangement by the Continental Securityholders and terminate this Agreement if, and only if (with the exception of a confidentiality agreement the execution of which shall not be subject to the conditions of this Section 5.6):

(i)	Continental has provided Jinchuan with a copy of the Superior Proposal document;

(ii)

five Business Days shall have elapsed from the later of (x) the date Jinchuan received written notice (a “Section 5.6 Notice”) from Continental advising Jinchuan that Continental's board of directors has resolved, subject only to compliance with this Section 5.6, to accept, approve, recommend or authorize Continental to enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, and (y) the date Jinchuan received a copy of such Superior Proposal document;

(iii)

Continental’s board of directors has determined in good faith (after consultation with its financial advisors and outside counsel) that it is necessary for the board of directors of Continental to take such action in order to discharge properly its fiduciary duties and, as a consequence, withdraw or modify its approval or recommendation of this Agreement and approve or recommend such Superior Proposal;

(iv)

such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Continental or any of its Subsidiaries completes the transactions contemplated by this Agreement or any similar other transaction with Jinchuan or any of its affiliates agreed to prior to any termination of this Agreement (for greater certainty, this paragraph (iv) does not apply in connection with any agreement entered into by Continental following: (A) termination of this Agreement and (B) payment to Jinchuan of any Termination Fee payable to Jinchuan under Section 7.4);

(v)

taking into account any revised proposal made by Jinchuan pursuant to Section 5.6(b) during the period referred to in Section 5.6(a)(ii), such Superior Proposal remains a Superior Proposal and the board of directors of Continental has again made the determinations referred to in Section 5.6(a)(iii); and

(vi)	Continental has previously paid, or concurrently pays, to Jinchuan the Termination Fee payable by Continental under Section 7.4.

In the event that Continental provides Jinchuan with a Section 5.6 Notice on a date that is less than seven Business Days prior to the Continental Meeting, Continental shall, at the request of Jinchuan, adjourn the Continental Meeting to a date that is not less than eight Business Days and not more than 15 Business Days after the date of the Section 5.6 Notice.

(b)

During the period referred to in Section 5.6(a)(ii), Continental agrees that Jinchuan shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The board of directors of Continental will review any proposal by Jinchuan to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Jinchuan’s amended proposal upon acceptance by Continental would result in the applicable Superior Proposal ceasing to be a Superior Proposal. If the board of directors of Continental so determines, it will enter into an amended agreement with Jinchuan reflecting Jinchuan’s amended proposal.

(c)

Continental also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 5.5 and the requirement under clause (ii) of Section 5.6(a) to initiate an additional notice period of five Business Days.

5.7	Pre-Acquisition Reorganizations

Continental will agree to effect such reorganization of its business, operations and assets or such other transactions (each, “Pre-acquisition Reorganization”) as the Jinchuan Parties may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that such reorganization shall be at the sole and prepaid expense of the Jinchuan Parties, the Jinchuan Parties fully indemnify Continental and any material subsidiaries, in form and substance satisfactory to Continental (acting reasonably), for any expense damage, loss or other disadvantage for so doing, and that Continental need not effect any Pre-acquisition Reorganization which, in the opinion of Continental, acting reasonably, (a) would require Continental to obtain the approval of any class of Continental Securityholders in respect of such Pre-Acquisition Reorganization other than at the Continental Meeting, (b) would prejudice any class of Continental Securityholders in any manner whatsoever, whether financial or otherwise, (c) would impede or materially delay the consummation of the transactions contemplated hereby, (d) would unreasonably interfere in the ongoing operations of Continental, (f) would require Continental to contravene any Laws , its respective organizational documents, or any contract of Continental, or (e) cannot either be (i) completed immediately prior to or contemporaneously with the Effective Time or (ii) reversed or unwound without adversely affecting Continental and its Subsidiaries (and provided that a risk of adversely affecting Continental shall be deemed to be adversely affecting it). Purchaser shall provide Continental with 10 Business Days notice, and a description of the Pre-acquisition Reorganization, with it being understood in all cases that (A) any action taken by Continental or any subsidiary in good faith pursuant to any request to effect a Pre-acquisition Reorganization shall be deemed not to constitute a breach of any representation, warranty or covenant under this Agreement or any agreement to which Continental and the Jinchuan Parties are parties, and (B) if, at the request of the Jinchuan Parties, Continental effects any Pre-acquisition Reorganization and the Arrangement is not consummated, the Jinchuan Parties shall be responsible for any structuring and unwinding costs (including any Tax costs) reasonably incurred in connection with any proposed or completed Pre-acquisition Reorganization.

5.8	Proxies Received and Dissent Notices

Continental shall advise the Jinchuan Parties:

(a)

as reasonably requested, and if requested on a daily basis on each of the last seven Business Days prior to the Continental Meeting, as to the aggregate tally of the proxies and votes received in respect of the Continental Meeting; and

(b)	of any written notice of dissent, withdrawal of such notice, and any other instruments received by Continental pursuant to the Dissent Rights.

5.9	Closing Matters

Each of the Jinchuan Parties and Continental shall deliver, at the Effective Time, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably. Without limiting the generality of the foregoing, Continental shall deliver to the Jinchuan Parties on the Effective Time resignations of the directors of Continental and any Subsidiaries of Continental designated in writing by the Jinchuan Parties at least three days prior to the Effective Time.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions

The respective obligations of the parties hereto to consummate the Arrangement shall be subject to the satisfaction of the following conditions at or before the Effective Time (any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions):

(a)

the Arrangement Resolution shall have been approved by the Continental Securityholders at the Continental Meeting in the manner required by applicable Laws (including any requirements imposed by the Interim Order and MI 61-101);

(b)

the Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of Jinchuan and Continental, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(c)

no provision of any applicable Laws and no judgment, injunction, order or decree shall be in effect which restrains or enjoins or otherwise prohibits the consummation of the Arrangement or the transactions contemplated by this Agreement;

(d)	the Appropriate Regulatory Approvals shall have been obtained and be in full force and effect and shall not be subject to any stop-order or proceeding seeking a stop-order or revocation; and

(e)

all other consents, waivers, permits, orders and approvals of any Governmental Entity, in connection with, or required to permit, the consummation of the Arrangement, the failure to obtain which or the non-expiry of which would constitute a breach of Law, or would, individually or in the aggregate, have a Material Adverse Effect or material adverse effect on Jinchuan after the Effective Time, shall have been obtained or received.

6.2	Additional Conditions to the Obligations of the Jinchuan Parties

The obligations of the Jinchuan Parties to consummate the Arrangement shall be subject to the satisfaction of the following conditions (each of which is for the exclusive benefit of the Jinchuan Parties and may be waived by Jinchuan on its own behalf and on behalf of Subco without prejudice to their right to rely on any other of such conditions) at or before the Effective Time:

(a)

Continental shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b)

each of the representations and warranties of Continental under this Agreement shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect;

(c)

since the date of this Agreement, there shall have been no Material Adverse Effect or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect or which would materially and adversely affect the ability of Continental to consummate the transactions contemplated hereby;

(d)

Jinchuan shall have received a certificate of Continental addressed to the Jinchuan Parties and dated the Effective Date, signed on behalf of Continental by the Chief Executive Officer and the President of Continental, confirming that the conditions in Sections 6.2(a), (b) and (c) have been satisfied;

(e)

there shall not be any action taken, any Law enacted, entered, enforced or deemed applicable by any Governmental Entity or pending or threatened any suit, action or proceeding by any Governmental Entity in connection with the grant of any Appropriate Regulatory Approval or otherwise (i) seeking to prohibit or restrict the acquisition by Jinchuan or any of its Subsidiaries of any Continental Common Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Arrangement or seeking to obtain from Continental or Jinchuan any damages that are material in relation to Continental and its Subsidiaries taken as a whole, (iii) seeking, as a direct consequence of the Arrangement, to prohibit or materially limit the ownership or operation by Jinchuan or any of its Subsidiaries of any material portion of the business or assets of Jinchuan, Continental or any of their respective Subsidiaries or to compel Jinchuan or any of its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Jinchuan or Continental or any of their respective Subsidiaries, as a result of the Arrangement, (iv) seeking , as a direct consequence of the Arrangement, to impose limitations on the ability of Jinchuan or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of, any Continental Common Shares, including the right to vote the Continental Common Shares purchased by it on all matters properly presented to the shareholders of Continental after the Effective Time, or (v) seeking to prohibit Jinchuan or any of its Subsidiaries from effectively controlling in any material respect the business or operations of Continental and its Subsidiaries after the Effective Time;

(f)

the board of directors of Continental shall have adopted all necessary resolutions, and  all other necessary corporate action shall have been taken by Continental to permit  the consummation of the Arrangement;

(g)	holders of not more than 5% of the Continental Common Shares then outstanding shall have exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Arrangement;

(h)

as at November 30, 2010 (the “Cash Date”), Continental and its Subsidiaries shall, on a consolidated basis, have an amount (the “Cash Amount”) of not less than $8 million calculated as all current assets as at the Cash Date less all current liabilities as at the Cash Date, all such amounts to be calculated on a consolidated basis in accordance with Canadian generally accepted accounting principles and the provisions of this paragraph, plus the actual Option Exercise Loan proceeds (as defined in the Plan of Arrangement) received by the Depositary on or before the Effective Date and minus the amount of the Dividend to be declared under Section 5.1(a)(iv). Notwithstanding the foregoing, current liabilities will be deemed to exclude: (i) the current portion of long term payables, namely the US$500,000 acquisition agreement payment due December 15, 2010, and (ii) any non-cash contingencies including but not limited to reclamation and future income tax liabilities. Current liabilities will be deemed to include all liabilities contingent upon the completion of the Arrangement including all professional fees accrued to the Effective Time and other transaction costs related to the Arrangement and services severance payments due on the completion of the Arrangement, including office, employees and officers of Continental who are not permanent residents of the PRC. Continental shall at the Effective Time deliver a certificate signed by the Chief Financial Officer of Continental confirming that Continental and its Subsidiaries held the Cash Amount as of the Cash Date and detailing the calculation thereof;

(i)	the consents and approvals set forth in Section 3.4 of the Continental Disclosure Letter shall have been obtained or received;

(j)	Continental will have released each of Zijin Mining Group Co. Ltd. and Golden Island Resource (BVI) Limited from its obligations under the Voluntary Pooling Agreement of October 16, 2009; and

(k)

the corporate services agreement between Continental and Hunter Dickinson Services Inc.(“HDSI”) dated as of July 2, 2010 shall have been terminated without material obligation to Continental and which termination will provide that HDSI will, for a period of up to 12 months after the Effective Date, provide reasonable assistance to Continental including in connection with the preparation by Continental of its financial statements and tax returns for prior periods, provided such services are prepaid, subject to indemnity and provided the ongoing services arrangement can be terminated by either party on reasonable notice to the other for convenience of either party at any time following 9 months after the Effective Time.

6.3	Additional Conditions to the Obligations of Continental

The obligations of Continental to consummate the Arrangement or, where indicated below, to complete a step towards the same, shall be subject to satisfaction of the following conditions (each of which is for the exclusive benefit of Continental and may be waived by Continental without prejudice to their right to rely on any other of such conditions) at or before the Effective Time:

(a)

in the case of the obligation of Continental to hold the Company Meeting, Jinchuan shall, to the extent applicable, have satisfied its obligations under Section 5.2(b)(ix) to deposit or cause to be deposited the full transaction consideration payable to Continental Securityholders under the Arrangement in its bank account in Canada or with the depositary in respect of the Arrangement or Jinchuan’s legal counsel in Canada and shall have provided evidence of such compliance satisfactory to Continental, acting reasonably, at least 24 hours before the Continental Meeting;

(b)

the Jinchuan Parties shall have performed or complied with, in all material respects, each of their obligations, covenants and agreements hereunder to be performed and complied with by them on or before the Effective Time;

(c)

each of the representations and warranties of the Jinchuan Parties under this Agreement, shall be true and correct in all material respects on the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties to be true and correct does not adversely impact the ability of the Jinchuan Parties to complete the Arrangement;

(d)

Continental shall have received a certificate of Jinchuan addressed to Continental and dated the Effective Date, signed on behalf of Jinchuan by two authorized signatories of Jinchuan, confirming that the conditions in Sections 6.3(a) and (b) have been satisfied; and

(e)

the boards of directors of each of the Jinchuan and Subco shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by each of Jinchuan and Subco, to permit the consummation of the Arrangement.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1	Amendment

This Agreement may, at any time and from time to time before or after the holding of the Continental Meeting but not later than the Effective Time, be amended by mutual written agreement of the parties hereto and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties, including an extension of the Termination Date;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)	waive compliance with or modify any conditions precedent herein contained,

provided, however, that no such amendment may reduce or adversely affect the consideration to be received by the Continental Securityholders under the Arrangement without their approval at the Continental Meeting or, following the Continental Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement or as may be required by the Court.

7.2	Termination

(a)

If any condition contained in Sections 6.1 or 6.2 is not satisfied at or before the Termination Date, then Jinchuan may, by notice to Continental, terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided); provided, however, that Jinchuan shall not be permitted to terminate this Agreement pursuant to this Section 7.2(a) if the failure of such condition to be satisfied is or was the result of (i) a breach by Jinchuan or Subco of any of its covenants or obligations hereunder or (ii) the wilful act or omission of Jinchuan or Subco intended to cause such condition not to be satisfied.

(b)

If any condition contained in Sections 6.1 or 6.3 is not satisfied at or before the Termination Date, then Continental may, by notice to Jinchuan, terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided); provided, however, that Continental shall not be permitted to terminate this Agreement pursuant to this Section 7.2(b) if the failure of such condition to be satisfied is or was the result of (i) a breach by Continental of any of its covenants or obligations hereunder or (ii) the wilful act or omission of Continental intended to cause such condition not to be satisfied.

(c)	This Agreement may:

(i)	be terminated by the mutual agreement of Continental and Jinchuan (without any action on the part of the Continental Securityholders);

(ii)	be terminated by either Continental or Jinchuan, if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(iii)

be terminated by Jinchuan if (A) the board of directors of Continental shall have failed to recommend that Continental Securityholders vote in favour of the Arrangement Resolution or withdrawn, modified, qualified or changed, in a manner adverse to Jinchuan, its approval or recommendation of the Arrangement or the Arrangement Resolution by or in any manner which could reasonably be expected to reduce the likelihood of the Arrangement Resolution being approved at the Continental Meeting or (B) the board of directors of Continental shall have approved or recommended an Acquisition Proposal or fails to affirm its recommendation in respect of the Arrangement at the request of Jinchuan following the announcement of an Acquisition Proposal;

(iv)

be terminated by Continental in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 5.6 and the payment of the Termination Fee if and as required pursuant to Section 7.4(b);

(v)

be terminated by Continental or Jinchuan if the approval of the Continental Securityholders shall not have been obtained by reason of the failure to obtain the required levels of favourable votes on the Arrangement Resolution at the Continental Meeting;

(vi)

be terminated by Jinchuan if Continental shall have failed to hold the Continental Meeting on or before April 15, 2011; or such later date as the parties may otherwise agree, unless such failure results from: (A) an adjournment of the Continental Meeting for not more than 21 Business Days due to its obligation to adjourn the Continental Meeting in the circumstances described in Section 5.6; (B) for reasons beyond the control of Continental so long as Continental is in compliance with the terms and conditions of this Agreement and it has been and continues to be using all reasonable best efforts to hold the Continental Meeting as soon as practicable after April 15, 2011; or (C) an adjournment or postponement of the Continental Meeting due to failure by Jinchuan to deposit or cause to be deposited the full transaction consideration payable to Continental Securityholders under the Arrangement in its bank account in Canada or with its depositary in respect of the Arrangement or Jinchuan’s legal counsel in Canada not less than 24 hours prior to the Continental Meeting in accordance with Section 5.2(b)(ix); or

(vii)

be terminated by Jinchuan if there is a intentional, wilful or deliberate breach of the covenants in Section 5.5 or 5.6 by Continental, any of its Subsidiaries or any of their respective directors, officers, employees, agents, consultants or any other Representative, in each case, prior to the Termination Date.

(d)	If the Effective Time does not occur on or prior to end of business on the Termination Date, then this Agreement shall automatically terminate.

7.3	Effect of Termination

Except as otherwise set forth herein, if this Agreement is terminated in accordance with the provisions of Section 7.2, no party shall have any further liability to perform its obligations hereunder except for the provisions of this Section 7.3 and Sections 5.3(b), 5.9, 7.4, 8.7, 8.10, 8.12, 8.15 and 8.16; provided that neither the termination of this Agreement nor anything contained in this Section 7.3 shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein. Except as otherwise set forth herein, if it shall be judicially determined that termination of this Agreement was caused by an intentional breach of this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the party so found to have intentionally breached this Agreement shall indemnify and hold harmless the other parties for their out-of-pocket costs, including fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incidental to the negotiation, preparation and execution of this Agreement and related documentation.

7.4	Termination Fee

If:

(a)	Jinchuan shall terminate this Agreement pursuant to Section 7.2(c)(iii) unless, at the time of such termination, a Specified Jinchuan Event has occurred and is continuing;

(b)	Continental shall terminate pursuant to Section 7.2(c)(iv) unless, at the time of such termination, a Specified Jinchuan Event has occurred and is continuing;

(c)

either Continental or Jinchuan shall terminate this Agreement pursuant to Section 7.2(c)(v) in circumstances in which: (A) a bona fide Acquisition Proposal has been publicly announced or made by any Person other than Jinchuan prior to the Continental Meeting and not withdrawn more than three Business Days prior to the Continental Meeting, and (B) Continental enters into an agreement with respect to such Acquisition Proposal, or such Acquisition Proposal is consummated, after the date of this Agreement and prior to the expiration of 6 months following termination of this Agreement, unless, at the time of the Continental Meeting, a Specified Jinchuan Event has occurred; or

(d)	Jinchuan shall terminate this Agreement pursuant to Section 7.2(c)(vi) or (vii),

then in any such case Continental shall pay to Jinchuan the Termination Fee in immediately available funds to an account designated by Jinchuan. Such payment shall be due (A) in the case of a termination specified in clauses (a) or (d) above, within five Business Days after written notice of termination by Jinchuan or (B) in case of a termination specified in clause (b) above, on or prior to the termination of this Agreement or (C) in the case of a termination specified in clause (c) above, at or prior to the earlier of the entering into of the agreement and the consummation of the transaction referred to therein. Continental shall not be obligated to make more than one payment pursuant to this Section 7.4.

7.5	Termination Fee for Non-Completion by Jinchuan

If the Jinchuan Parties do not complete the transactions contemplated by this Agreement where such failure to complete is a result of or constitutes a breach by the Jinchuan Parties of any of their respective covenants or agreements contained in this Agreement, then Jinchuan shall cause Jinchuan Group (Hong Kong) Resource Holdings Limited, a Hong Kong subsidiary of Jinchuan, to pay the Termination Fee to Continental in immediately available funds to an account designated by Continental within five Business Days after such failure to complete, failing which Jinchuan shall itself make such payment within five Business Days after such failure to complete.

7.6	Liquidated Damages

Each party acknowledges that the payment of the Termination Fee pursuant to Section 7.4 or 7.5 is a payment of liquidated damages which are a genuine pre-estimate of the damages which Jinchuan or Continental, as the case may be, will suffer or incur as a result of the event giving rising to such damages and the resultant termination of this Agreement and is not a penalty. Each party irrevocably waives any right they may have to raise a defence that any such liquidated damages are excessive or punitive and agrees that the payment of the Termination Fee pursuant to Section 7.4 or 7.5 is the sole and exclusive remedy of Jinchuan or Continental, as the case may be, in respect of the events giving rise to the payment of the Termination Fee by Jinchuan. For greater certainty, neither Continental nor Jinchuan shall be required to pay the Termination Fee more than once.

7.7	Notice and Cure Provisions

If either Continental, on the one hand, or the Jinchuan Parties, on the other hand, determines at any time prior to the Effective Time that it or they intend to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such party or parties will so notify the other party or parties forthwith upon making such determination in order that the other party or parties will have the right and opportunity to take such steps, at its or their own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Termination Date. Neither Continental nor the Jinchuan Parties may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 6 or exercise any termination right arising therefrom unless forthwith and, in any event, prior to the Effective Time the party or parties intending to rely thereon has given a written notice to the other party or parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party or parties giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other party or parties is or are proceeding diligently to cure such matter, if such matter is susceptible to being cured, the party or parties giving such notice may not terminate this Agreement as a result thereof until the earlier of the Termination Date and the expiration of a period of ten Business Days from such notice. If such notice has been given prior to the date of the Continental Meeting, the Continental Meeting, unless the parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

7.8	Mechanics of Setting Effective Date

In order to better co-ordinate the determination of a mutually satisfactory Effective Date, each of Continental and Jinchuan Parties respectively may, at least eight Business Days prior to the Termination Date, provide the other with a notice that such party believes both the conditions precedent in its favour and the mutual conditions precedent insofar as that party knows, have been or will be met by a certain date that is not less than five Business Days hence and propose that date to be the Effective Date. Upon receiving a such notice, the receiving party will respond within two Business Days either (a) agreeing to the proposed Effective Date; (b) proposing an alternative date which it believes is the next earliest practicable date for the Effective Date; or (c) shall confirm what conditions precedent cannot in such party’s view be met by the notifying party’s proposed Effective Date and further advising when such party believes such conditions precedent are likely to be met but without committing to a specific date.

In the event the parties agree on a proposed Effective Date the parties will each use reasonable commercial efforts to complete the Arrangement on such date and Continental shall make a disclosure of the agreed date. If the parties do not agree on a proposed Effective Date, then the Effective Date shall be the date that is the earlier of (a) five Business Days after the satisfaction of all conditions precedent set forth in Article 6 hereof with the parties communicating in good faith the status of any remaining unfulfilled conditions, and (b) the date before the Termination Date. If on the agreed upon Effective Date, following the satisfaction of all condition precedents set forth in Article 6 hereof, an unforeseen event shall occur which will adversely affect the ability of either party to complete the Arrangement as contemplated by the Arrangement, then the affected party may by notice to the other prior to the Effective Time postpone the Effective Date for up to three Business Days (which shall be three days if the parties do not otherwise agree) provided the postponement shall not adversely affect the theretofore unaffected party. For greater certainty, such postponement shall be a one time postponement and the Effective Date may not be postponed further.

Each of the parties agree that they will act reasonably in signing a closing certificate referencing the Effective Date as established above and acknowledging the Effective Time, which, unless the parties agree otherwise, shall be deemed to be 12:01 AM on the Effective Date.

ARTICLE 8
GENERAL

8.1	Investigation

Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.

8.2	Notices

All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, telecopied (which is confirmed) or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular party at:

(a)	If to Continental, at:

Continental Minerals Corporation
1020-800 West Pender Street
Vancouver, British Columbia V6C 2V6
Attention: David J. Copeland, Chief Executive Officer
Facsimile No.: (604) 604-684-8092

with a copy to:

Lang Michener LLP
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Attention: Bernie Zinkhofer
Facsimile No: (604) 685-7084

(b)	If to a Jinchuan Party, at:

Jinchuan Group Ltd.
Jinchang, Gansu
737103, People’s Republic of China
Attention: Sanlin Zhang, Vice-President
Facsimile No.: +86-935-8811612

with a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street, P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, British Columbia V7X 1L3
Attention: Peter C. Kalbfleisch
Telecopier No.: (604) 631-3309

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. Any notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day

8.3	Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Arrangement (whether by operation of law or otherwise) without the written consent of the other parties hereto, which consent is in the sole discretion of such parties.

8.4	Binding Effect

Subject to Section 8.3, this Agreement and the Arrangement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

8.5	Third-Party Beneficiaries

Except for the agreement set forth in Sections 5.4 or 8.7, nothing in this Agreement, express or implied, shall be construed to create any third-party beneficiaries.

8.6	Waiver and Modification

Continental and the Jinchuan Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

8.7	No Personal Liability of Jinchuan Party

For the avoidance of doubt no director or officer of any Jinchuan Party or any of their respective Subsidiaries shall have any personal liability whatsoever to Continental under this Agreement, or any other document delivered in connection with the Arrangement on behalf of a Jinchuan Party.

8.8	No Personal Liability of Continental

For the avoidance of doubt, no director or officer of Continental or any of its Subsidiaries shall have any personal liability whatsoever to any Jinchuan Party under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Continental.

8.9	Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.10	Expenses

Subject to Section 7.3, the parties agree that all expenses of the parties relating to this Agreement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors, and printing and mailing costs, shall be paid by the party incurring such expenses.

8.11	Public Announcements

The initial press release concerning the execution of this Agreement shall be a joint press release and thereafter, subject to Continental complying with applicable Laws, Jinchuan and Continental agree to consult with each other prior to issuing any news releases or public statements with respect to this Agreement or the Arrangement, and to use their respective commercially reasonable efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to applicable Laws, each party shall use its commercially reasonable efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue jointly a news release with respect to this Arrangement as soon as practicable following the execution of this Agreement. Jinchuan and Continental also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

8.12	Governing Laws; Consent to Jurisdiction

This Agreement shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the Laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

8.13	Remedies

Except as otherwise set forth herein, the parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, provided such party is not in material default hereunder. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

8.14	Time of Essence

Time shall be of the essence in this Agreement.

8.15	Entire Agreement

This Agreement including the disclosure letters, constitutes the entire agreement among the parties hereto and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties hereto with respect to the matters hereof and thereof. For avoidance of doubt, this Agreement does not affect the Confidentiality Agreement or the 2007 Agreements or rights and obligations arising under them.

8.16	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.17	Full Disclosure

All information provided to the Jinchuan Parties and its advisors in relation to its and their due diligence requests, including information contained in documents uploaded to the data room established by Continental in response to Jinchuan’s due diligence requests, the Company’s written responses to questions posed by the Jinchuan Parties or its advisors, information in the Continental Disclosure Letter and information in the Continental Documents, was accurate in all material respects as at its respective date as stated therein or, if any such information is undated, the date it was uploaded to the data room or delivered to the Jinchuan Parties or its advisors in another manner, and no material facts have been omitted from such information which would make such information misleading

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

8.18	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

JINCHUAN GROUP LTD.

By: /s/ Yang Zhiqiang
Name: Yang Zhiqiang
Title: Chairman

JINQING MINING INVESTMENT LIMITED

By: /s/ Wang Youhuai
Name: Wang Youhuai
Title: President

CONTINENTAL MINERALS CORPORATION

By: /s/ Trevor Thomas
Name: Trevor Thomas
Title: General Counsel and Corporate Secretary

By: ____________________
Name:
Title:

SCHEDULE A

APPROPRIATE REGULATORY APPROVALS

Part I. For Continental: TSXV acceptance

Part II. For Jinchuan Parties:

“Outbound Investment Approval Certificate ( )” from the PRC Ministry of Commerce

“Outbound Investment Approval Letter ( )” from the PRC National Development and Reform Commission

“Overseas State-owned Assets Registration ()” from the Gansu branch of the State-owned Assets Supervision and Administration Commission

“Foreign Exchange Registration Certificate for Overseas Investment (”)” from the Gansu branch of the PRC State Administration of Foreign Exchange

SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION

RESOLUTION OF THE SECURITYHOLDERS OF CONTINENTAL MINERALS CORPORATION (the “Company”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (as may be modified or amended, the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving the Company and its shareholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached as Appendix B to the Management Information Circular of the Company dated January 17, 2011 (the “Information Circular”), is hereby authorized, approved and agreed.

2.

The Amended and Restated Arrangement Agreement dated January 17, 2011 among Jinchuan Group Ltd., JinQing Mining Investment Limited and the Company, as may be amended from time to time (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved.

3.

Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company be, and they are hereby, authorized and empowered without further approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

4.

Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE C

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1            In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Affiliate” has the meaning ascribed thereto in the BCBCA;

(b)

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement and any amendment, variation or supplement thereto made (i) in accordance with Section 7.1 of the Arrangement Agreement, (ii) in accordance with Section 6.1 hereof, or (iii) at the direction of the Court in the Final Order;

(c)

“Arrangement Agreement” means the amended and restated arrangement agreement dated March 14, 2011 among Continental, Jinchuan and Subco to which this Plan of Arrangement is attached as Schedule C, as the same may be supplemented or amended from time to time;

(d)

“Arrangement Resolution” means the resolution, approving the Plan of Arrangement to be considered at the Continental Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement to be approved in the manner specified in the Interim Order;

(e)

“Assisted Optionholders” means those Optionholders who are not directors or executive officer and who have executed an Optionholders Support and Assistance Agreement and are therefore receiving Option Exercise Financial Assistance;

(f)	“BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

(g)	“BCSA” means the Securities Act (British Columbia) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

(h)

“Business Day” means any day on which commercial banks are generally open for business in Jinchang, Gansu, PRC and Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in Jinchang, Gansu, PRC or in Vancouver, British Columbia under applicable Laws;

(i)	“CDS” means CDS Clearing and Depositary Services Inc.;

(j)	“certified funds” means immediately payable Canadian dollar funds represented by a banker’s draft or confirmation of wiring executed by one of the four largest Canadian chartered banks;

(k)	“Certified List” has the meaning ascribed to such term in Section 3.1(b);

(l)

“Circular” means the notice of the Continental Meeting and accompanying management proxy circular including all schedules and exhibits thereto, to be sent by Continental to the Continental Securityholders in connection with the Continental Meeting;

(m)

“Closing Certificate” means a certificate in the form attached hereto as Schedule A which, when signed by an authorized representative of each of the Parties, will constitute acknowledgement by the Parties that this Plan of Arrangement has been implemented to their respective satisfaction;

(n)	“Continental” means Continental Minerals Corporation, a corporation incorporated under the laws of the Province of British Columbia;

(o)	“Continental Common Shareholder” means a Holder of Continental Common Shares;

(p)	“Continental Common Shares” means the issued and outstanding common shares in the capital of Continental including the associated rights under the Rights Plan;

(q)

“Continental Dividend” means any dividend declared payable by the Board of Directors of Continental, in its sole discretion, in respect of the Continental Common Shares pursuant to paragraph 3.1(c) hereof and which shall be declared in an amount and upon terms compliant with the terms and conditions of the Arrangement Agreement;

(r)	“Continental Meeting” means the meeting of the Continental Securityholders held for the purpose of considering and approving, among other things, the Arrangement Resolution;

(s)	“Continental Optionholder” means a holder of Continental Options;

(t)

“Continental Option Price” means, with respect to each Continental Option, the exercise price per Continental Common Share of such option as specified in the option certificate representing such Continental Option or the option agreement between Continental and the Continental Optionholder relating thereto;

(u)	“Continental Options” means outstanding options (whether vested or unvested) to acquire Continental Common Shares granted under the Continental Share Option Plan or otherwise;

(v)	“Continental Preferred Shareholder” means a Holder of Continental Preferred Shares;

(w)	“Continental Preferred Shares” means the issued and outstanding preferred shares in the capital of Continental;

(x)	“Continental Securityholders” means the Holders of Continental Common Shares, Continental Preferred Shares and Continental Options;

(y)	“Continental Share Option Plan” means Continental’s share option plan in existence as of the date of the Arrangement Agreement;

(z)	“Court” means the Supreme Court of British Columbia;

(aa)	“CRA” means Canada Revenue Agency;

(bb)	“Depositary” means Computershare Investor Services Inc.;

(cc)	“Dissent Rights” has the meaning ascribed to such term in Section 4.1;

(dd)	“Dividend Record Date” means the Business Day immediately preceding the Effective Date;

(ee)	“Dissenting Shareholders” means Holders of Continental Common Shares who have duly and validly exercised their Dissent Rights pursuant to Article 4 and the Interim Order;

(ff)

“Effective Date” means the date in Vancouver, British Columbia upon which all of the conditions to the completion of the Arrangement as set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and each of Continental, Jinchuan and Subco shall have executed the Closing Certificate;

(gg)	“Effective Time” means the time on the Effective Date specified as the “Effective Time” on the Closing Certificate;

(hh)

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(ii)	“Gibraltar” means Gibraltar Mines Ltd., a corporation incorporated under the laws of the Province of British Columbia;

(jj)	“Gibraltar Preferred Shares” means the 12,483,916 issued and outstanding preferred shares in the capital of Gibraltar currently held by Continental;

(kk)

“Holder” means a registered holder of Continental Common Shares or Continental Preferred Shares, as the case may be, or any person who surrenders to the Depositary certificates representing such Continental Common Shares or Continental Preferred Shares duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

(ll)	“Interim Order” means an order of the Court providing for, among other things, the calling and holding of the Continental Meeting, as such order may be amended, supplemented or varied by the Court;

(mm)	“In-Trust Certificate” has the meaning ascribed to such term in Section 3.1(b);

(nn)	“ITA” means the Income Tax Act (Canada);

(oo)	“Jinchuan” means Jinchuan Group Ltd., a corporation incorporated under the laws of PRC;

(pp)

“Letter of Transmittal” means the form of letter of transmittal to be delivered by Continental to the Continental Common Shareholders and to the Continental Preferred Shares providing for the delivery of the Continental Common Shares and Continental Preferred Shares, respectively, to the Depositary;

(qq)	“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, right of third parties or other charge or encumbrance whatsoever;

(rr)	“Newco” means 0896097 B.C. Ltd., a corporation incorporated under the laws of British Columbia and a wholly owned subsidiary of Continental;

(ss)	“Non-Resident Withholding” has the meaning ascribed to such term in paragraph 5.3(e);

(tt)

“Notice of Dissent” means a notice of dissent duly and validly given by a Holder of Continental Common Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(uu)

“Option Exercise Financial Assistance” means, in respect of each Unexercised Continental Option held by the Assisted Optionholders, the financial assistance provided by Continental in connection with the exercise price payable upon exercise thereof;

(vv)	“Option Exercise Lender” means the Person or Persons providing the Option Exercise Loan;

(ww)

“Option Exercise Loan” means a secured loan to be made to Continental by the Option Exercise Lender in an amount equal to the aggregate exercise price of all of the Unexercised Continental Options held by Assisted Optionholders and made available by Continental for Option Exercise Financial Assistance;

(xx)	“Optionholders” means holders of Unexercised Continental Options and “Optionholder” means any one of them;

(yy)

“Optionholders Support and Assistance Agreement” means the agreement pursuant to which an Assisted Optionholder agrees to support the Arrangement and in consideration thereof Continental agrees to provide Option Exercise Financial Assistance;

(zz)

“Other Exercising Optionholders” means Optionholders who give notice to Continental that they will exercise their Options with funds borrowed from one or more Other Option Exercise Lenders in substantively the same manner as Assisted Optionholders;

(aaa)

“Other Option Exercise Lender” means the Person or Persons identified in the Other Optionholders Support and Proceeds Direction Agreement and which is providing Other Option Exercise Loans to the Other Exercising Optionholders;

(bbb)	“Other Option Exercise Loans” means the option exercise loans made by the Other Option Exercise Lenders to the Other Exercising Optionholders;

(ccc)

“Other Optionholders Support and Proceeds Direction Agreement” means the agreement pursuant to which an Other Exercising Optionholder agrees to support the Arrangement and directs Continental to cause the exercise of his or her Options at the Effective Time with funds borrowed by such Other Exercising Optionholder;

(ddd)	“Parties” means Continental, Jinchuan, Newco and Subco, each of whom is deemed to be a party to this Plan of Arrangement;

(eee)

“Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this plan of arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order; and

(fff)	“PRC” means the People’s Republic of China, excluding for purposes of this Agreement, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

(ggg)	“Residency Declaration” has the meaning ascribed to such term in paragraph 5.3(e);

(hhh)	“Rights Plan” means the shareholder rights plan of Continental established pursuant to the shareholder rights plan agreement dated as of May 1, 2009 between Continental and Computershare Trust Company of Canada, as rights agent;

(iii)	“Section 116 Certificate” has the meaning ascribed to such term in paragraph 5.3(e);

(jjj)	“Subco” means JinQing Mining Investment Limited, a corporation incorporated under the laws of the Province of British Columbia and wholly owned, directly or indirectly, by Jinchuan;

(kkk)	“Taseko” means Taseko Mines Limited, a corporation incorporated under the laws of the Province of British Columbia;

(lll)	“Taseko Agreement” means the agreement entered into between Continental, Newco, Taseko and Gibraltar Mines Ltd. dated December 17, 2010 whereby the Gibraltar Preferred Shares will be transferred and sold to Taseko by Continental in consideration of allotment and issuance to Continental of the Taseko Exchange Shares, which share shall thereupon be dealt with by Newco as contemplated herein;

(mmm)	“Taseko Exchange Shares” means the Taseko Shares to be issued to Continental under the Taseko Agreement which, in the aggregate, will be 6,277,000 Taseko Shares;

(nnn)	“Taseko Shares” means common shares in the capital of Taseko;

(ooo)	“TSXV” means the TSX Venture Exchange; and

(ppp)	“Unexercised Continental Options” means all Continental Options which are unexercised immediately before the Effective Time.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa. Words importing gender include all genders.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1            The Arrangement shall be binding upon Continental, the Continental Common Shareholders, the Continental Preferred Shareholders, the Continental Optionholders, Newco and Subco as and from the Effective Time.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement Steps

At the Effective Time, without any further act or formality, each of the events set out below shall occur and be deemed to occur in the following sequence:

(a)

any Option Exercise Loan and Other Option Exercise Loan proceeds provided by the Option Exercise Lender and Other Option Exercise Lender shall be delivered to the Depositary and shall be held by the Depositary in trust solely for the benefit of the Option Exercise Lender and Other Option Exercise Lender until immediately before the Effective Time.

(b)

all Unexercised Continental Options held by Assisted Optionholders and Other Exercising Optionholders in respect of which the Option Exercise Loan and Other Option Exercise Loans proceeds therefor have been delivered to the Depositary in certified funds at or prior to the Effective Time shall be deemed validly exercised for the amount of the Option Exercise Loan and Other Option Exercise Loans and Continental shall issue to the Depositary a single Common Share certificate registered in the name of the Depositary in trust for the Assisted Optionholders and Other Exercising Optionholders for the number of Continental Common Shares issuable upon exercise of such Unexercised Continental Options held by the Assisted Optionholders and Other Exercising Optionholders (the “In-Trust Certificate”). At the time of issuance of the treasury order, the Depositary shall be provided with a certified list (the “Certified List”) certified by an officer of Continental which lists the Assisted Optionholders and Other Exercising Optionholders, the number of Continental Common Shares to be acquired by each Assisted Optionholder and Other Exercising Optionholder and which directs the Depositary as to how the purchase proceeds for such Assisted Optionholder’s and Other Exercising Optionholder’s Continental Common Shares shall be disbursed by the Depositary after the Effective Time subsequent to the sale of such Continental Common Shares pursuant to Section 3.1(j), including for greater certainty, a direction as to the amounts to be paid to the Option Exercise Lender and Other Option Exercise Lender, to be withheld and paid to Continental for remittance pursuant to the ITA and similar applicable provincial and territorial legislation, and to be paid to the Assisted Optionholders and Other Exercising Optionholders. The Certified List shall have appended thereto a completed Optionholders Support and Assistance Agreement and Other Optionholders Support and Proceeds Direction Agreement for each Assisted Optionholder and other Exercising Optionholder respectively, and the Certified List shall be provided to Subco for approval, acting reasonably, prior to the Effective Date. Payment according to the Certified List shall be deemed for all purposes to be full satisfaction by Subco and the Depositary of any obligation in respect of the In-Trust Certificate and the Continental Common Shares represented thereby and acquired by Subco hereunder. At the Effective Time, upon such deemed exercise of the Unexercised Continental Options, the Option Exercise Loan and Other Option Exercise Loans proceeds delivered to the Depositary shall be deemed to held by the Depositary for Continental.

(c)

The Board of Directors of Continental may, in its sole discretion, declare the Continental Dividend on each of the issued and outstanding Continental Common Shares to Holders of record as of the close of business on the Dividend Record Date and also to the Holders consequent upon the exercise of Unexercised Continental Options using the funds of the Option Exercise Loan and Other Option Exercise Loans pursuant to paragraph 3.1(b), such dividend, if declared, to be paid, subject to paragraph 5.2(f) hereof, by the Depositary mailing a cheque to the Holders (or in the case of Continental Common Shares held by CDS, by payment by the Depositary to CDS) within five Business Days of the Dividend Record Date, from the aggregate Option Exercise Loan and Other Option Exercise Loans proceeds delivered to the Depositary pursuant to paragraph 3.1(b), which, if insufficient to pay the Continental Dividend, shall be augmented by delivery from Continental to the Depositary at or prior to the Effective Time of such additional certified funds as are necessary to pay the Continental Dividend in whole (or, if the Option Exercise Loan and Other Option Exercise Loans proceeds from pursuant to paragraph 3.1(b) hereof exceed the amount required to pay the Continental Dividend, then the excess amount shall be held by the Depositary until after the Effective Time whereupon it will deliver such excess to Continental or as Continental may otherwise direct at such time).

(d)

the 12,483,916 Gibraltar Preferred Shares held by Continental shall be transferred to Taseko in exchange for the transfer to Continental of the Taseko Exchange Shares pursuant to the Taseko Agreement, so that (i) Taseko shall become the registered and beneficial owner, free and clear of any Liens, of the Gibraltar Preferred Shares so transferred and (ii) Continental shall become the registered and beneficial owner, free and clear of any Liens, of the Taseko Exchange Shares;

(e)

the Taseko Exchange Shares transferred to Continental pursuant to subparagraph 3.1(d) shall be transferred to Newco in exchange for the issue to Continental of 1,000 common shares in the capital of Newco (the “Newco Shares”), so that (i) Newco shall become the registered and beneficial owner, free and clear of any Liens, of the Taseko Exchange Shares and (ii) Continental shall become the registered and beneficial owner, free and clear of any Liens, of the Newco Shares;

(f)

all issued and outstanding Continental Preferred Shares shall be transferred to Newco in exchange for the transfer to the Holders of the Continental Preferred Shares, subject to Section 5.3 hereof, of 0.5028 Taseko Exchange Shares for each Continental Preferred Share so transferred and provided that for each Holder (each account shall be deemed one Holder unless the Depositary otherwise concludes in its discretion), only one fractional Taseko Exchange Share shall be rounded (all fractional shares of 0.5 or less to be rounded downwards to the nearest whole share), so that (i) Newco shall become the registered and beneficial owner, free and clear of any Liens, of the Continental Preferred Shares so transferred and (ii) the former Holders of the Continental Preferred Shares shall become the registered and beneficial owners, free and clear of any Liens, of the Taseko Exchange Shares. By way of illustration, subject to Section 5.3 hereof, a Holder of 9,500 Preferred Shares will receive 4,777 Taseko Exchange Shares;

(g)

with respect to each Continental Preferred Share transferred to Newco pursuant to paragraph 3.1(f) hereof, the former Holder of each such Continental Preferred Share shall cease to be the Holder thereof and

(i)	such Holder’s name shall be removed from the register of Continental Preferred Shares with respect to such Continental Preferred Shares as of the time of the transfer described in paragraph 3.1(f) and

(ii)	Newco’s name shall be entered in the register of Continental Preferred Shares with respect to such Continental Preferred Shares as of the time of the transfer described in paragraph 3.1(f);

(h)

each of the outstanding Continental Common Shares held by Dissenting Shareholders who duly exercise the Dissent Rights shall be irrevocably transferred to Subco (free and clear of any Liens) and such Dissenting Shareholders shall cease to have any rights as Holders of Continental Common Shares other than the right to be paid the fair value of their Continental Common Shares in accordance with Article 4;

(i)	at the same time as the step contemplated by paragraph 3.1(h), with respect to each Continental Common Share so transferred to Subco:

(i)

the Dissenting Shareholder who was the registered holder of such Continental Common Share immediately prior to the Effective Time shall cease to be the Holder of such Continental Common Share and such Dissenting Shareholder’s name shall be removed from the register of Continental Common Shares with respect to such Continental Common Share; and

(ii)

legal and beneficial title to such Continental Common Share shall vest in Subco and Subco shall be the legal and beneficial owner (free and clear of any Liens) of such Continental Common Share and shall be entered in the register of Continental Common Shares as the sole holder thereof;

(j)

each issued and outstanding Continental Common Share (including, for the avoidance of doubt, Continental Common Shares issued pursuant to paragraph 3.1(b) but excluding any Continental Common Shares held by Dissenting Shareholders which are transferred to Subco pursuant to paragraph 3.1(h) and excluding any Continental Common Shares held by Subco or any Affiliate of Subco immediately prior to the Effective Time) shall be transferred to Subco (free and clear of any Liens) in exchange, subject to Section 5.2 hereof, for $2.60 per Continental Common Share:

(k)	at the same time as the step contemplated by paragraph 3.1(j), with respect to each Continental Common Share so transferred to Subco:

(i)

the Holder of each such Continental Common Share shall cease to be the Holder of such Continental Common Share and such Holder’s name shall be removed from the register of Continental Common Shares with respect to such Continental Common Shares; and

(ii)

legal and beneficial title to such Continental Common Share shall vest in Subco and Subco shall be the legal and beneficial owner (free and clear of any Liens) of such Continental Common Share and shall be entered in the register of Continental Common Shares as the Holder thereof; and

(l)

 all Continental Options which remain unexercised following completion of the transactions contemplated by paragraph 3.1(b), if any, shall be surrendered and cancelled in exchange for, in respect of each Continental Option so surrendered and cancelled, the greater of (i) $0.01 or (ii) the amount, if any, by which $2.60 exceeds the Continental Option Price in respect of such Continental Option, subject to Section 5.4 hereof.

3.2	Letter of Transmittal

The forms of Letter of Transmittal to be used in connection with the Continental Common Shares and in connection with the Continental Preferred Shares shall be prepared by Subco and shall be sent by Continental to each holder of record of Continental Common Shares and Continental Preferred Shares together with the Circular.

ARTICLE 4
DISSENT RIGHTS

4.1	Dissent Rights

A Holder of Continental Common Shares may exercise dissent rights (“Dissent Rights”) conferred by the Interim Order in connection with the Arrangement in the manner set out in Division 2 of Part 8 of the BCBCA, as modified by this Article 4 and the Interim Order, provided the Notice of Dissent is received by Continental by no later than 4:00 p.m. (Vancouver time) on the date which is two Business Days prior to the date of the Continental Meeting. Without limiting the generality of the foregoing, Holders of Continental Common Shares who duly exercise such Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their Continental Common Shares shall be deemed to have transferred such Continental Common Shares, as of the Effective Time, without any further act or formality to Subco in consideration of a payment of cash by Subco equal to such fair value. In no case shall Continental or Subco be required to recognize such Holders as Continental Shareholders at and after the Effective Time, and the names of such Holders shall be removed from Continental’s register of Continental Common Shares as of the Effective Time. For avoidance of doubt, Holders of Preferred Shares shall not be entitled to any Dissent Rights.

4.2	Rights of Dissenting Shareholders

In the event a Holder of Continental Common Shares gives a Notice of Dissent but is not entitled, for any reason, to be paid the fair value of the Continental Common Shares in respect of which the Notice of Dissent was given as contemplated in Division 2 of Part 8 of the BCBCA and the Interim Order, such Holder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Continental Common Shareholder.

ARTICLE 5
MECHANICS OF THE ARRANGEMENT

5.1	Payment of the Continental Dividend

If the Option Exercise Loan and Other Option Exercise Loans proceeds provided for the exercise of Continental Options pursuant to paragraph 3.1(b) are insufficient to pay the Continental Dividend, if any, Continental shall deposit with the Depositary at or prior to the Effective Time, for the benefit of the Holders of all issued and outstanding Continental Common Shares issued following completion of the transactions contemplated by paragraph 3.1(b), additional certified funds in an amount sufficient to enable payment in full of the Continental Dividend.

5.2	Exchange of Continental Common Shares

(a)

At or prior to the Effective Time, Subco shall deposit with the Depositary, for the benefit of the Holders of Continental Common Shares (including, for the avoidance of doubt, Continental Common Shares issued pursuant to paragraph 3.1(b) but excluding any Continental Common Shares held by Dissenting Shareholders which are transferred to Subco pursuant to paragraph 3.1(h) and excluding any Continental Common Shares held by Subco or any Affiliate of Subco immediately prior to the Effective Time), certified funds in an amount equal to the aggregate consideration to be received by Holders of Continental Common Shares pursuant to paragraph 3.1(j).

(b)

At the Effective Time, the first Continental Common Shares to be paid for shall be deemed to be those of the Assisted Optionholders and Other Exercising Optionholders and the proceeds of those Continental Common Shares shall be promptly and unconditionally paid by the Depositary on the Effective Date from the funds referred to in paragraph 5.2(a) firstly to the Option Exercise Lender and Other Option Exercise Lender, secondly the withholding amount due thereon shall be paid to Continental and thirdly the balance paid to the Assisted Optionholders and Other Exercising Optionholders, all in accordance with and as set forth on the Certified List.

(c)

Thereafter and as soon as practicable following the later of the Effective Time and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing Continental Common Shares or other documentation as provided in the Letter of Transmittal, Subco shall cause the Depositary, except with respect to Assisted Optionholders and Other Exercising Optionholders, to:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the Holder of such Continental Common Shares at the address specified in the applicable Letter of Transmittal; or

(ii)	if requested by the Holder of such Continental Common Shares in the applicable Letter of Transmittal, make available at the offices of Depositary for pick-up by the Holder; or

(iii)

if the applicable Letter of Transmittal neither specifies an address nor contains a request as described in (ii), forward or cause to be forwarded by first class mail (postage prepaid) to the Holder of such Continental Common Shares at the address of such Holder as shown on the share register maintained by Continental as at the Effective Time, a cheque representing the cash payment payable to the Holder of such Continental Common Shares as determined in accordance with the provisions hereof less any amounts withheld pursuant to Section 5.2(f). Notwithstanding the foregoing, the Depositary shall immediately after the Effective Time transfer to Subco the Common Shares issued pursuant to paragraph 3.1(b) so that neither a certificate nor a Letter of Transmittal need be surrendered by the Holder of Continental Common Shares issued pursuant to paragraph 3.1(b) in order for such Holder to receive the cash which such Holder is entitled to receive pursuant to paragraph 3.1(b) provided such Holder delivers to the Depositary a completed Acknowledgement and Direction in the form to be prepared by Subco and sent by Continental to each Continental Optionholder together with the Optionholders Support and Assistance Agreement.

(d)

No Holder of Continental Common Shares shall be entitled to receive any consideration with respect to Continental Common Shares other than the cash payment which they are entitled to receive in accordance with Article 3 hereof and, for greater certainty, no Holder of Continental Common Shares will be entitled to receive any interest, dividends, premium or other payment in connection therewith other than the Continental Dividend.

(e)

Until such time as a former Holder of Continental Common Shares complies with the provisions of paragraph 5.2(c), the cash payment to which such Holder is entitled shall, following the Effective Time and until the date specified in paragraph 5.2(g), be held in trust by the Depositary for such Holder for delivery to the Holder, without interest and net of all applicable withholding and other taxes, if any, upon delivery of the Letter of Transmittal and the certificates representing the Continental Common Shares in accordance with paragraph 5.2(c).

(f)

Continental, Subco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any former Continental Optionholder pursuant to paragraph 3.1(l) hereof or any Holder of Continental Common Shares pursuant to paragraph 3.1(b) hereof such amounts as Continental, Subco or the Depositary are required to deduct and withhold with respect to such payment (or in the case of a Continental Optionholder, with respect to the exercise of such Continental Option) under the ITA, or any applicable provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Continental Optionholder or the Holder of the Continental Common Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The Depository shall not be required to forward dividend payments to any Holders which are entitled to a dividend amount of $50 or less where such Holders represent an account which is maintained by the Depository as a “suppressed” account, meaning one for which mail has been returned more than once. Any such Holders shall be entitled to receive their dividend payment upon reasonable proof of entitlement being provided to the Depository subject to the following paragraph.

(g)

Any certificate which immediately prior to the Effective Time represented outstanding Continental Common Shares that were exchanged pursuant to paragraph 3.1(j) (or an affidavit of loss and bond or other indemnity pursuant to Section 5.5) not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against Subco or Continental by the former Holder of such Continental Common Shares. On such date, all cash to which the former Holder of such Continental Common Shares was otherwise entitled, including any dividend amount, shall be deemed to have been surrendered for no consideration to Subco and shall be returned to Subco (or a successor to Subco) in accordance with Jinchuan’s instructions.

5.3	Exchange of Continental Preferred Shares

(a)

At or prior to the Effective Time, Newco shall deposit with the Depositary, for the benefit of the Holders of the Continental Preferred Shares, such number of Taseko Exchange Shares as is sufficient for the exchange of each Continental Preferred Share issued and outstanding immediately prior to the Effective Time for 0.5028 Taseko Exchange Shares in accordance with paragraph 3.1(f).

(b)

As soon as practicable following the later of the Effective Time and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing Continental Preferred Shares or other documentation as provided in the Letter of Transmittal, Newco shall cause the Depositary to:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the Holder of such Continental Preferred Shares at the address specified in the applicable Letter of Transmittal; or

(ii)	if requested by the Holder of such Continental Preferred Shares in the applicable Letter of Transmittal, make available at the offices of the Depositary for pick up by the Holder; or

(iii)

if the applicable Letter of Transmittal neither specifies an address nor contains a request as described in (ii), forward or cause to be forwarded by first class mail (postage prepaid) to the Holder of such Continental Preferred Shares at the address of such Holder as shown on the share register maintained by Continental as at the Effective Time, certificates representing the number of Taseko Exchange Shares to which such Holder of Continental Preferred Shares is entitled in accordance with the provisions hereof.

(c)

No Holder of Continental Preferred Shares shall be entitled to receive any consideration with respect to Continental Preferred Shares other than the Taseko Exchange Shares to which such Holder is entitled in accordance with Article 3 hereof and, for greater certainty, no Holder of Continental Preferred Shares will be entitled to receive any interest, dividends, premium or other payments in connection therewith.

(d)

Until such time as a former Holder of Continental Preferred Shares complies with the provisions of paragraph 5.3(b), the Taseko Exchange Shares to which such Holder is entitled shall, following the Effective Time and until the date specified in paragraph 5.3(f) will be held by the Depositary in trust for such Holder for delivery to the Holder, without interest and net of all applicable withholding and other taxes, if any, upon delivery of the Letter of Transmittal and the certificates representing the Continental Preferred Shares in accordance with paragraph 5.3(b).

(e)

Continental, Subco, Newco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Holder of Continental Preferred Shares pursuant to paragraph 3.1(f) such amounts as Continental, Subco, Newco or the Depositary are required to deduct and withhold with respect to such payment under the ITA, or any applicable provision of federal, provincial, state, local or foreign tax law, in each case, as such law or laws are amended and interpreted in good faith by Continental, Subco, or Newco. To the extent that any amounts are so withheld, such withheld amount shall be treated for all purposes hereof as having been paid to the Holder of the Continental Preferred Shares in respect of which such deduction or withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. In particular, the following provisions shall be applicable to any transfer of Taseko Exchange Shares to Holders of Continental Preferred Shares pursuant to paragraph 3.1(f):

(i)

each Holder of Continental Preferred Shares that is a resident of Canada within the meaning of the ITA shall be required to deliver to Newco a Canadian residency declaration (the “Residency Declaration”) to that effect. The Residency Declaration will be included in the Letter of Transmittal;

(ii)

in the event a Holder of Continental Preferred Shares does not deliver such a Residency Declaration to Newco and such Continental Preferred Shareholder does not deliver to Newco a certificate under Section 116 of the ITA (a “Section 116 Certificate”) or other evidence satisfactory to Subco in its reasonable discretion such as, but not limited to, a letter from Canada Revenue Agency, allowing for the exchange of the Continental Preferred Shares for Taseko Exchange Shares free of any obligation on the part of Newco to withhold and remit any withholding taxes, the following shall apply:

(A)

Newco and the Depositary shall be entitled to (1) retain the Taseko Exchange Shares otherwise to be delivered to any such Holder of Continental Preferred Shares and (2) after 14 calendar days from the Effective Date, sell such number of retained Taseko Shares, for and on behalf of the such Holder of Continental Preferred Shares, as soon as practicable after the Effective Date, so as to realize net proceeds (gross proceeds from the sale of such Taseko Exchange Shares less reasonable expenses incurred in connection therewith) equal to the amount that Newco reasonably believes it is required to deduct and withhold (the “Non-Resident Withholding”) with respect to such payment under the ITA or any applicable provision of federal, provincial, state, local or foreign tax law, in each case, as amended;

(B)

Newco and/or the Depositary shall not be obligated to seek or obtain a minimum price for any sale of Taseko Exchange Shares. Such Taseko Exchange Shares shall be sold over the facilities of the Toronto Stock Exchange. None of Continental, Newco, Subco or the Depositary shall be liable for any loss arising out of any such sales or any loss arising from a delay in transferring Taseko Exchange Shares to such Holder of Continental Preferred Shares;

(C)

Newco shall cause the Depositary to forward to such former Holder of Continental Preferred Shares any Taseko Exchange Shares that are not required to be sold by Newco in order to fund the Non-Resident Withholding;

(D)

On receipt of a Section 116 Certificate allowing for the exchange of the Continental Preferred Shares for Taseko Exchange Shares free of any obligation on the part of Newco to withhold and remit any withholding taxes on or before the date specified in paragraph (E) below, Newco shall cause the Depositary to remit the Non-Resident Withholding to the Continental Preferred Shareholder entitled thereto by cheque and, if any Taseko Exchange Shares of such Holder remain to be sold, to deliver certificates representing such Taseko Exchange Shares to such Holder;

(E)

If a Residency Declaration, a Section 116 Certificate or other evidence satisfactory to Subco in its reasonable discretion, allowing for the exchange of the Continental Preferred Shares for Taseko Exchange Shares free of any obligation on the part of Newco to withhold and remit any withholding taxes has not been received by the 28th day following the last day of the month in which the Effective Date occurs or by such later date as agreed to with the Canadian Revenue Agency, Newco shall or shall cause the Depositary to remit the Non-Resident Withholding to the Receiver General of Canada; and

(F)

Such Holder of Continental Preferred Shares shall be deemed to be the registered holder for all purposes as of the Effective Time of such number of Taseko Exchange Shares as such Holder is entitled to receive under Article 3 hereof. However, to the extent Taseko Exchange Shares have been retained and sold by Newco or the Depositary on behalf of such Holder of Continental Preferred Shareholders in accordance with this paragraph 5.3(e), such Holder shall be deemed to be the registered holder of such Continental Preferred Shares only until such Taseko Exchange Shares are sold by Newco or the Depositary on behalf of such Holder pursuant to this paragraph 5.3(e). In addition, such Holder will have no right to sell any Taseko Exchange Shares withheld by Newco or the Depositary unless and until such Taseko Exchange Shares are transferred to such Holder after Newco determines that it is not necessary for Newco or the Depositary to sell those Taseko Exchange Shares to satisfy the Non-Resident Withholding. All dividends paid or other distributions made on or after the Effective Time on or in respect of any Taseko Exchange Shares which such Holder is entitled to receive pursuant to this Plan of Arrangement, but for which a certificate has not yet been delivered to such Holder in accordance with this Section, shall be paid or made to such Holder when such certificate is delivered to such Holder in accordance with Section 5.3(b).

(f)

Any certificate which immediately prior to the Effective Time represented outstanding Continental Preferred Shares that were exchanged pursuant to paragraph 3.1(f) (or an affidavit of loss and bond or other indemnity pursuant to Section 5.5) not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against Newco or Continental by the former Holder of such Continental Preferred Shares. On such date, all Taseko Exchange Shares to which the former Holder of such Continental Preferred Shares was entitled shall be deemed to have been surrendered for no consideration to Newco (or a successor to Newco) in accordance with Jinchuan’s instructions.

5.4	Exchange of Continental Options for other than Assisted Optionholders and Other Exercising Optionholders

(a)

At or prior to the Effective Time, Subco shall deposit with the Depositary, for the benefit of Continental Optionholders whose Continental Options have not been exercised pursuant to paragraph 3.1(b), certified funds in an amount equal to the aggregate consideration to be received by Continental Optionholders pursuant to paragraph 3.1(l). Notwithstanding any other provision of this Plan of Arrangement, neither a certificate nor a Letter of Transmittal need be surrendered by a Continental Optionholder in order for such Holder to receive the cash which such Continental Optionholder is entitled to receive pursuant to paragraph 3.1(l) provided such Continental Optionholder delivers to the Depositary a completed Option Surrender Acknowledgement in the form to be prepared by Subco and sent by Continental to each Continental Optionholder together with the Optionholders Support and Assistance Agreement and/or Other Optionholders Support and Proceeds Direction Agreement.

(b)

Continental, Subco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of Continental Options pursuant to paragraph 3.1(l) such amounts as Continental, Subco or the Depositary are required to deduct and withhold with respect to such payment under the ITA, or any applicable provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Continental Options in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5	Lost Certificates

(a)

If any certificate which immediately prior to the Effective Time represented one or more outstanding Continental Preferred Shares that were acquired by Newco pursuant to paragraph 3.1(f) or Continental Common Shares that were acquired by Continental in accordance with paragraph 3.1(j) has been lost, stolen or destroyed prior to surrender to the Depositary, upon the making of an affidavit of that fact by the former Holder of Continental Preferred Shares or Continental Common Shares, as the case may be, claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver, in exchange for such lost, stolen or destroyed certificate, the certificate representing the Continental Preferred Shares or Continental Common Shares, as the case may be, to which such holder is entitled to receive pursuant to paragraph 3.1(f) or 3.1(j) respectively. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the former Holder of Continental Preferred Shares or Continental Common Shares, as the case may be, to whom such certificate is to be delivered shall, as a condition precedent to the delivery of such certificate, indemnify Continental, Newco, Jinchuan, Subco and the Depositary, in a manner satisfactory to Jinchuan and the Depositary, against any claim that may be made against Continental, Newco, Jinchuan, Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 6
AMENDMENT

6.1	Amendment of Plan of Arrangement

(a)

Continental, Subco and Jinchuan reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that (i) any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Continental Meeting, approved by the Court and communicated to Holders in the manner required by the Court (if so required), and (ii) upon delivery of the Option Exercise Loan proceeds to the Depositary, this Plan of Arrangement may not be amended, modified or supplemented without the prior written consent of the Option Exercise Lender.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Continental, Subco or Jinchuan at any time prior to or at the Continental Meeting with or without any other prior notice or communication and, if so proposed and accepted by the Continental Securityholders voting at the Continental Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Continental Meeting shall be effective only if it is consented to by Continental, Subco and Jinchuan (acting reasonably).

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(e)

Notwithstanding the foregoing provisions of this Section 6.1, no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1             Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to document or evidence any of the transactions or events set out herein.

Schedule A- Closing Certificate

Re:	Arrangement Agreement as Amended and Restated January [17], 2011 among Continental Minerals Corporation, Jinchuan Group Ltd. and JinQing Mining Investment Limited (the “Arrangement Agreement”)

Defined terms used but not defined in this certificate shall have the meaning ascribed thereto in the Arrangement Agreement.

Each undersigned person hereby confirms that the undersigned is satisfied that the conditions precedent to its respective obligations to complete the Arrangement Agreement have been satisfied and that the Arrangement is completed as of __________(am/pm Pacific standard time) (the “Effective Time”) on _____________, 2011 (the “Effective Date”).

Jinchuan Group Ltd.	Continental Minerals Corporation

Name:	Name:
Title:	Title:

JinQing Mining Investment Limited	0896097 B.C. Ltd.

Name:	Name:
Title:	Title: